604 Page 1 12-Feb-2026 To Company Name/Scheme ACN/ARSN 1. Details of substantial holder (1) Name ACN/ARSN (if applicable) There was a change in the interests of the 10/02/2026 substantial holder on The previous notice was given to the company on 19/01/2026 The previous notice was dated 15/01/2026 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Consideration given in relation to change (7) Person's votes affected 4.Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of relevant interest Person's votes STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 22,062 Ordinary 22,062 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 466,113 Ordinary 466,113 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 31,799 Ordinary 31,799 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 40,444 Ordinary 40,444 STATE STREET GLOBAL ADVISORS ASIA LIMITED 26,895 Ordinary 26,895 STATE STREET GLOBAL ADVISORS ASIA LIMITED 13,161 Ordinary 13,161 STATE STREET GLOBAL ADVISORS ASIA LIMITED 7,927 Ordinary 7,927 STATE STREET GLOBAL ADVISORS ASIA LIMITED 14,138 Ordinary 14,138 STATE STREET GLOBAL ADVISORS ASIA LIMITED 25,050 Ordinary 25,050 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 9,911 Ordinary 9,911 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 46,387 Ordinary 46,387 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 353,752 Ordinary 353,752 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 18,428 Ordinary 18,428 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 5,341 Ordinary 5,341 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 171,893 Ordinary 171,893 Notice of change of interests of substantial holder n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Northern Trust Company Class and number of securities affected 10.80% Class and number of securities 35,825,599 Sumitomo Trust and Banking Co USA n/a n/a RIO TINTO LIMITED Person’s votes Form 604 n/a Person whose relevant interest changed Voting power (5) Corporations Act 2001 n/a Annexure A, B & C Brown Brothers Harriman and Co n/a State Street Bank and Trust Co n/a State Street Corporation and subsidiaries named in paragraph 6 to this form Nature of relevant interest (6) 40,087,609 Present notice JPMorgan AG n/a State Street Bank and Trust Co Person’s votes Bank of New York Mellon Bank of New York Mellon Person entitled to be registered as holder (8) State Street Bank and Trust Co n/a n/a JPMorgan AG n/a n/a Caceis Bank Luxembourg Voting power (5) JPMorgan AG BNP Paribas Registered holder of securities n/a Ordinary Nature of change (6) 004 458 404 Section 671B n/a Previous notice 9.65% UBS AG n/a Citibank NA EXHIBIT 99.5

604 Page 2 12-Feb-2026 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 79,405 Ordinary 79,405 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 183,541 Ordinary 183,541 STATE STREET BANK AND TRUST COMPANY 34,524 Ordinary 34,524 STATE STREET BANK AND TRUST COMPANY 242,541 Ordinary 242,541 STATE STREET BANK AND TRUST COMPANY 34,093 Ordinary 34,093 STATE STREET BANK AND TRUST COMPANY 19,098 Ordinary 19,098 STATE STREET BANK AND TRUST COMPANY 45,709 Ordinary 45,709 STATE STREET BANK AND TRUST COMPANY 23,102 Ordinary 23,102 STATE STREET BANK AND TRUST COMPANY 24,092 Ordinary 24,092 STATE STREET BANK AND TRUST COMPANY 121,107 Ordinary 121,107 STATE STREET BANK AND TRUST COMPANY 72,968 Ordinary 72,968 STATE STREET BANK AND TRUST COMPANY 35,558 Ordinary 35,558 STATE STREET BANK AND TRUST COMPANY 48,321 Ordinary 48,321 STATE STREET BANK AND TRUST COMPANY 3,186 Ordinary 3,186 STATE STREET BANK AND TRUST COMPANY 10,463 Ordinary 10,463 STATE STREET BANK AND TRUST COMPANY 217,040 Ordinary 217,040 STATE STREET BANK AND TRUST COMPANY 790 Ordinary 790 STATE STREET BANK AND TRUST COMPANY 59,091 Ordinary 59,091 STATE STREET BANK AND TRUST COMPANY 784 Ordinary 784 STATE STREET BANK AND TRUST COMPANY 15,655 Ordinary 15,655 STATE STREET BANK AND TRUST COMPANY 381 Ordinary 381 Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest VALIC FIDUCIE DESJARDINS GMO TRUST For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SA FUNDS- INVESTMENT TRUST MORGAN STANLEY MALTA PENSION INVESTMENTS OREGON STATE TREASURY NATIXIS JP MORGAN ASSET MANAGEMENT (CANADA) INC. SEA1 MORGAN STANLEY SEA1 FIDUCIE DESJARDINS VANECK ETF FUNDS NATIXIS MERCER GLOBAL INVESTMENTS CANADA LIMITED n/a UBS (LUX) FUND SOLUTIONS TIAA - CREF Nykredit Bank A.S UBS (LUX) FUND SOLUTIONS MERCER GLOBAL INVESTMENTS CANADA LIMITED JP MORGAN ASSET MANAGEMENT (CANADA) INC. THE REGENTS OF THE UNIVERSITY OF CALIFORNIA ARAB BANK FOR ECONOMIC DEVELOPMENT IN AFRICA VANECK ETF FUNDS MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED - MERCER QIF CCF STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest GMO TRUST TIAA - CREF MALTA PENSION INVESTMENTS ARAB BANK FOR ECONOMIC DEVELOPMENT IN AFRICA MANAGED PENSION FUNDS LIMITED VALIC Northern Trust Company For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED - MERCER QIF CCF STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV THE REGENTS OF THE UNIVERSITY OF CALIFORNIA SA FUNDS- INVESTMENT TRUST n/a For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest MANAGED PENSION FUNDS LIMITED OREGON STATE TREASURY

604 Page 3 12-Feb-2026 STATE STREET BANK AND TRUST COMPANY 40,083 Ordinary 40,083 STATE STREET BANK AND TRUST COMPANY 70,235 Ordinary 70,235 STATE STREET BANK AND TRUST COMPANY 103,002 Ordinary 103,002 STATE STREET BANK AND TRUST COMPANY 9,968 Ordinary 9,968 STATE STREET BANK AND TRUST COMPANY 11,012 Ordinary 11,012 STATE STREET BANK AND TRUST COMPANY 1,534 Ordinary 1,534 STATE STREET BANK AND TRUST COMPANY 38,687 Ordinary 38,687 STATE STREET BANK AND TRUST COMPANY 2,711 Ordinary 2,711 STATE STREET BANK AND TRUST COMPANY 51,118 Ordinary 51,118 STATE STREET BANK AND TRUST COMPANY 36,426 Ordinary 36,426 STATE STREET BANK AND TRUST COMPANY 2,311 Ordinary 2,311 STATE STREET BANK AND TRUST COMPANY 6,947 Ordinary 6,947 STATE STREET BANK AND TRUST COMPANY 10,580 Ordinary 10,580 STATE STREET BANK AND TRUST COMPANY 3,453 Ordinary 3,453 STATE STREET BANK AND TRUST COMPANY 21,942 Ordinary 21,942 STATE STREET BANK AND TRUST COMPANY 318,913 Ordinary 318,913 STATE STREET BANK AND TRUST COMPANY 15,226 Ordinary 15,226 STATE STREET BANK AND TRUST COMPANY 8,253 Ordinary 8,253 STATE STREET BANK AND TRUST COMPANY 361,002 Ordinary 361,002 STATE STREET BANK AND TRUST COMPANY 5,139 Ordinary 5,139 STATE STREET BANK AND TRUST COMPANY 3,439 Ordinary 3,439 STATE STREET BANK AND TRUST COMPANY 1,024 Ordinary 1,024 STATE STREET BANK AND TRUST COMPANY 21,055 Ordinary 21,055 For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest TEACHER RETIREMENT SYSTEM OF TEXAS LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY STATE STREET BANK AND TRUST COMPANY POLICE AND FIREMENS RETIREMENT SYSTEM OF NEW JERSEY STATE STREET BANK AND TRUST COMPANY SOCIAL PROTECTION FUND ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND (CAYMAN) LIMITED STATE STREET BANK AND TRUST COMPANY Arrowstreet Developed Market Alpha Extension Trust Fund ARROWSTREET CLARENDON TRUST FUND TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS STATE STREET BANK AND TRUST COMPANY ARROWSTREET ACWI EX US ALPHA EXTENSION TRUST FUND U ARROWSTREET CANADA GLOBAL WORLD ALPHA EXTENSION FUND I ARROWSTREET CAPITAL GLOBAL EQUITY LONG SHORT FUND LIMITED SSGA STATE STREET BANK AND TRUST COMPANY LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY Arrowstreet Capital Newbury Fund Limited STATE STREET BANK AND TRUST COMPANY LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION SOCIAL PROTECTION FUND ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND CALVERT TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM KAISER PERMANENTE GROUP TRUST STATE STREET BANK AND TRUST COMPANY SSGA SSUTM AUTHORISED UNIT TRUST SCHEME POLICE AND FIREMENS RETIREMENT SYSTEM OF NEW JERSEY SSGA SPDR ETFS EUROPE II PLC HARTFORD FUNDS LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION M FUND, INC. HARTFORD FUNDS STATE STREET BANK AND TRUST COMPANY ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND LIMITED STATE STREET BANK AND TRUST COMPANY CALVERT STATE STREET BANK AND TRUST COMPANY SSUTM AUTHORISED UNIT TRUST SCHEME SSGA SPDR ETFS EUROPE II PLC KAISER PERMANENTE GROUP TRUST M FUND, INC. For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest STATE STREET BANK AND TRUST COMPANY For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest

604 Page 4 12-Feb-2026 STATE STREET BANK AND TRUST COMPANY 9,376 Ordinary 9,376 STATE STREET BANK AND TRUST COMPANY 356 Ordinary 356 STATE STREET BANK AND TRUST COMPANY 51,757 Ordinary 51,757 STATE STREET BANK AND TRUST COMPANY 692 Ordinary 692 STATE STREET BANK AND TRUST COMPANY 47,275 Ordinary 47,275 STATE STREET BANK AND TRUST COMPANY 3,822 Ordinary 3,822 STATE STREET BANK AND TRUST COMPANY 277,740 Ordinary 277,740 STATE STREET BANK AND TRUST COMPANY 13,827 Ordinary 13,827 STATE STREET BANK AND TRUST COMPANY 40,898 Ordinary 40,898 STATE STREET BANK AND TRUST COMPANY 5,128 Ordinary 5,128 STATE STREET BANK AND TRUST COMPANY 597 Ordinary 597 STATE STREET BANK AND TRUST COMPANY 131,394 Ordinary 131,394 STATE STREET BANK AND TRUST COMPANY 15,974 Ordinary 15,974 STATE STREET BANK AND TRUST COMPANY 151,912 Ordinary 151,912 STATE STREET BANK AND TRUST COMPANY 15,852 Ordinary 15,852 STATE STREET BANK AND TRUST COMPANY 10,889 Ordinary 10,889 STATE STREET BANK AND TRUST COMPANY 58,291 Ordinary 58,291 STATE STREET BANK AND TRUST COMPANY 23,805 Ordinary 23,805 STATE STREET BANK AND TRUST COMPANY 109,120 Ordinary 109,120 STATE STREET BANK AND TRUST COMPANY 837 Ordinary 837 STATE STREET BANK AND TRUST COMPANY 19 Ordinary 19 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SSGA SPDR ETFS EUROPE I PLC YOURINDEX SICAV CONFIDENTIAL CLIENT ASIA A INTESA SANPAOLO WEALTH MANAGEMENT S.A. UBS (LUX) FUND SOLUTIONS II INTERNATIONAL BUSINESS MACHINES CORPORATION YOURINDEX SICAV AQR Flex 1 Series LLC Series A11 NORTHROP GRUMMAN MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED- MGI FUNDS PLC INTESA SANPAOLO WEALTH MANAGEMENT S.A. AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. CONFIDENTIAL CLIENT ASIA A JNL SERIES TRUST MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED - MERCER UCITS CCF INTERNATIONAL BUSINESS MACHINES CORPORATION CONFIDENTIAL CLIENT KK UBS (LUX) FUND SOLUTIONS II STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED NORTHROP GRUMMAN STATE STREET BANK AND TRUST COMPANY JNL SERIES TRUST PENSION BENEFIT GUARANTY CORPORATION MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED - MERCER UCITS CCF AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. CBJ AS SUB-TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED CONFIDENTIAL CLIENT KK BMO INVESTMENTS INC. STATE STREET BANK AND TRUST COMPANY ALBERTA INVESTMENT MANAGEMENT - ALBERTA FINANCE AQR Flex 1 Series LLC Series A15 AQR Flex 1 Series LLC Series A13 STATE STREET BANK AND TRUST COMPANY SSGA SPDR ETFS EUROPE I PLC BMO INVESTMENTS INC. PENSION BENEFIT GUARANTY CORPORATION MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED- MGI FUNDS PLC CBJ AS SUB- TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS RETIREMENT SYSTEMS OF ALABAMA ALBERTA INVESTMENT MANAGEMENT - ALBERTA FINANCE RETIREMENT SYSTEMS OF ALABAMA

604 Page 5 12-Feb-2026 STATE STREET BANK AND TRUST COMPANY 99,516 Ordinary 99,516 STATE STREET BANK AND TRUST COMPANY 1,457,426 Ordinary 1,457,426 STATE STREET BANK AND TRUST COMPANY 141,232 Ordinary 141,232 STATE STREET BANK AND TRUST COMPANY 2,254 Ordinary 2,254 STATE STREET BANK AND TRUST COMPANY 10,190 Ordinary 10,190 STATE STREET BANK AND TRUST COMPANY 18,975 Ordinary 18,975 STATE STREET BANK AND TRUST COMPANY 108,104 Ordinary 108,104 STATE STREET BANK AND TRUST COMPANY 116,923 Ordinary 116,923 STATE STREET BANK AND TRUST COMPANY 31,672 Ordinary 31,672 STATE STREET BANK AND TRUST COMPANY 3,180 Ordinary 3,180 STATE STREET BANK AND TRUST COMPANY 25,334 Ordinary 25,334 STATE STREET BANK AND TRUST COMPANY 113,524 Ordinary 113,524 STATE STREET BANK AND TRUST COMPANY 172,728 Ordinary 172,728 STATE STREET BANK AND TRUST COMPANY 72,716 Ordinary 72,716 STATE STREET BANK AND TRUST COMPANY 874,603 Ordinary 874,603 STATE STREET BANK AND TRUST COMPANY 382,427 Ordinary 382,427 STATE STREET BANK AND TRUST COMPANY 1,764 Ordinary 1,764 STATE STREET BANK AND TRUST COMPANY 223 Ordinary 223 STATE STREET BANK AND TRUST COMPANY 483,809 Ordinary 483,809 STATE STREET BANK AND TRUST COMPANY 27,048 Ordinary 27,048 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest UBS (IRL) ETF PLC FEDERAL RETIREMENT THRIFT INVESTMENT BOARD KAISER FOUNDATION HOSPITALS CONFIDENTIAL CLIENT N ALLIANCE BERNSTEIN WA STATE INVESTMENT BOARD NUVEEN SSGA FUNDS ORANGE COUNTY EMPLOYEE RETIREMENT SYSTEM SSGA SPDR INDEX SHARE FUNDS CONFIDENTIAL CLIENT N MERCER GLOBAL INVESTMENTS UBS (IRL) ETF PLC ORANGE COUNTY EMPLOYEE RETIREMENT SYSTEM UBS SECURITIES AUSTRALIA LTD BMO ASSET MANAGEMENT INC. NUVEEN TEACHER RETIREMENT SYSTEM OF TEXAS MINNESOTA STATE BOARD OF INVESTMENT MERCER GLOBAL INVESTMENTS M.L. BASEBALL PLAYERS BENEFIT SACRAMENTO COUNTY EMPLOYEES' RETIREMENT SYSTEM CBJ AS SUB-TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION SACRAMENTO COUNTY EMPLOYEES' RETIREMENT SYSTEM BMO ASSET MANAGEMENT INC. TEACHER RETIREMENT SYSTEM OF TEXAS THE EATON VANCE INVESTMENT COMPANIES UBS SECURITIES AUSTRALIA LTD DIMENSIONAL FUND ADVISORS M.L. BASEBALL PLAYERS BENEFIT WA STATE INVESTMENT BOARD MINNESOTA STATE BOARD OF INVESTMENT FEDERAL RETIREMENT THRIFT INVESTMENT BOARD KAISER FOUNDATION HOSPITALS DIMENSIONAL FUND ADVISORS ALLIANCE BERNSTEIN CBJ AS SUB- TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION SSGA SPDR INDEX SHARE FUNDS THE EATON VANCE INVESTMENT COMPANIES SSGA FUNDS

604 Page 6 12-Feb-2026 STATE STREET BANK AND TRUST COMPANY 106,913 Ordinary 106,913 STATE STREET BANK AND TRUST COMPANY 20,319 Ordinary 20,319 STATE STREET BANK AND TRUST COMPANY 167,606 Ordinary 167,606 STATE STREET BANK AND TRUST COMPANY 390,951 Ordinary 390,951 STATE STREET BANK AND TRUST COMPANY 32,851 Ordinary 32,851 STATE STREET BANK AND TRUST COMPANY 7,595 Ordinary 7,595 STATE STREET BANK AND TRUST COMPANY 70,923 Ordinary 70,923 STATE STREET BANK AND TRUST COMPANY 2,548 Ordinary 2,548 STATE STREET GLOBAL ADVISORS TRUST COMPANY 62,207 Ordinary 62,207 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,048,559 Ordinary 4,048,559 STATE STREET GLOBAL ADVISORS TRUST COMPANY 199,973 Ordinary 199,973 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,586 Ordinary 4,586 STATE STREET GLOBAL ADVISORS TRUST COMPANY 3,302 Ordinary 3,302 STATE STREET GLOBAL ADVISORS TRUST COMPANY 108,629 Ordinary 108,629 STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY 765 Ordinary 765 SSGA FUNDS MANAGEMENT, INC. 1,186,768 Ordinary 1,186,768 SSGA FUNDS MANAGEMENT, INC. 1,699 Ordinary 1,699 SSGA FUNDS MANAGEMENT, INC. 6,739 Ordinary 6,739 SSGA FUNDS MANAGEMENT, INC. 13,237 Ordinary 13,237 STATE STREET GLOBAL ADVISORS LIMITED 37,757 Ordinary 37,757 STATE STREET GLOBAL ADVISORS LIMITED 204,508 Ordinary 204,508 STATE STREET GLOBAL ADVISORS LIMITED 25,239 Ordinary 25,239 STATE STREET GLOBAL ADVISORS LIMITED 8,902 Ordinary 8,902 STATE STREET GLOBAL ADVISORS LIMITED 1,028 Ordinary 1,028 STATE STREET GLOBAL ADVISORS LIMITED 15,397 Ordinary 15,397 STATE STREET GLOBAL ADVISORS LIMITED 13,057 Ordinary 13,057 STATE STREET GLOBAL ADVISORS LIMITED 319,643 Ordinary 319,643 Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Pictet and Cie CAISSE DE DEPOT ET PLACEMENT DU QUEBEC JPMorgan AG n/a Wilmington Trust Co n/a Bank of New York Mellon RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN MASTER n/a JPMorgan AG CALSTRS THE UBS GROUP n/a Brown Brothers Harriman and Co MANULIFE INVESTMENT MANAGEMENT LIMITED State Street Bank and Trust Co n/a Bank of New York Mellon RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN MASTER n/a CALSTRS n/a Northern Trust Company State Street Bank and Trust Co JOHN HANCOCK EXCHANGE-TRADED FUND TRUST n/a Citibank NA NEW JERSEY DIVISION OF INVESTMENT JOHN HANCOCK EXCHANGE-TRADED FUND TRUST n/a n/a BNP Paribas AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST State Street Bank and Trust Co CAISSE DE DEPOT ET PLACEMENT DU QUEBEC Brown Brothers Harriman and Co n/a n/a n/a UBS AG n/a Citibank NA MANULIFE INVESTMENT MANAGEMENT LIMITED Northern Trust Company n/a n/a AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST n/a NEW JERSEY DIVISION OF INVESTMENT n/a HSBC Bank PLC THE UBS GROUP Bank of New York Mellon n/a

604 Page 7 12-Feb-2026 STATE STREET GLOBAL ADVISORS LIMITED 9,027 Ordinary 9,027 STATE STREET GLOBAL ADVISORS LIMITED 4,242 Ordinary 4,242 STATE STREET GLOBAL ADVISORS, LTD. 31,119 Ordinary 31,119 STATE STREET GLOBAL ADVISORS, LTD. 7,998 Ordinary 7,998 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,234,824 Ordinary 1,234,824 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 13,078,754 Ordinary 13,078,754 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 12,435 Ordinary 12,435 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 140,845 Ordinary 140,845 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,271,509 Ordinary 1,271,509 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 4,191,126 Ordinary 4,191,126 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: 6. Addresses The addresses of persons named in this form are as follows: Signature print name capacity sign here date 12/02/2026 STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS ASIA LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee 78 SIR JOHN ROGERSON’S QUAY, DUBLIN 2, IRELAND n/a Subsidiary of State Street Corporation Pictet and Cie KING FAHAD , ALOLAYA , 7277, RIYADH, RIYADH, 12212, SAUDI ARABIA STATE STREET GLOBAL ADVISORS LIMITED Name and ACN/ARSN (if applicable) Northern Trust Company Subsidiary of State Street Corporation SSGA FUNDS MANAGEMENT, INC. ONE CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS ASIA LIMITED n/a CIBC Mellon Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS TRUST COMPANY Subsidiary of State Street Corporation BNP Paribas n/a Name LEVEL 15, 420 GEORGE STREET, SYDNEY NSW 2000, AUSTRALIA BFF Bank S.p.A. Subsidiary of State Street Corporation n/a TORANOMON HILLS MORI TOWER 25F, 1-23-1 TORANOMON, MINATO-KU, TOKYO, 105-6325, JAPAN JPMorgan AG Subsidiary of State Street Corporation Alok Maheshwary STATE STREET BANK AND TRUST COMPANY Address n/a State Street Bank and Trust Co Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS, LTD. 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES n/a 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES n/a Authorised signatory 20 CHURCHILL PLACE, LONDON, ENGLAND, E14 5HJ, UNITED KINGDOM n/a Nature of association 1981 MCGILL COLLEGE AVENUE, SUITE 500, MONTREAL QUÉBEC H3A 3A8, CANADA STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 68TH FLOOR, TWO INTERNATIONAL FINANCE CENTRE, 8 FINANCE STREET, CENTRAL, HONG KONG, CHINA STATE STREET GLOBAL ADVISORS EUROPE LIMITED State Street Bank and Trust Co Subsidiary of State Street Corporation Northern Trust Company STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY n/a Subsidiary of State Street Corporation n/a Citibank NA Subsidiary of State Street Corporation

604 Page 8 12-Feb-2026 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and ADDRESSES of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

604 Page 9 12-Feb-2026 Annexure A This is Annexure A referred to in Form 604, Notice of change of interest of substantial holder 12/02/2026 Date of change Consideration given in relation to change Person's votes affected 16/01/2026 n/a 851 Ordinary 851 16/01/2026 n/a 349 Ordinary 349 16/01/2026 n/a -502 Ordinary -502 16/01/2026 n/a -851 Ordinary -851 16/01/2026 n/a 171 Ordinary 171 16/01/2026 n/a 153 Ordinary 153 16/01/2026 n/a -171 Ordinary -171 16/01/2026 n/a 5,041 Ordinary 5,041 16/01/2026 n/a -2 Ordinary -2 16/01/2026 n/a 44 Ordinary 44 16/01/2026 n/a -126 Ordinary -126 16/01/2026 n/a 42,565 Ordinary 42,565 16/01/2026 n/a -6 Ordinary -6 16/01/2026 n/a 3,446 Ordinary 3,446 16/01/2026 n/a -243 Ordinary -243 16/01/2026 n/a -1 Ordinary -1 16/01/2026 n/a 6,334 Ordinary 6,334 16/01/2026 n/a -44 Ordinary -44 16/01/2026 n/a 44,540 Ordinary 44,540 16/01/2026 n/a 507 Ordinary 507 16/01/2026 n/a 195 Ordinary 195 16/01/2026 n/a 7,233 Ordinary 7,233 16/01/2026 n/a 57,607 Ordinary 57,607 16/01/2026 n/a 1,816 Ordinary 1,816 16/01/2026 n/a 102 Ordinary 102 16/01/2026 n/a -3 Ordinary -3 16/01/2026 n/a 601 Ordinary 601 16/01/2026 n/a 1,293 Ordinary 1,293 16/01/2026 n/a -2 Ordinary -2 16/01/2026 n/a 1,607 Ordinary 1,607 16/01/2026 n/a 23,169 Ordinary 23,169 16/01/2026 n/a 61,467 Ordinary 61,467 16/01/2026 n/a -26 Ordinary -26 16/01/2026 n/a 4,712 Ordinary 4,712 16/01/2026 n/a -5 Ordinary -5 16/01/2026 n/a 11 Ordinary 11 16/01/2026 n/a -645 Ordinary -645 16/01/2026 n/a -4,088 Ordinary -4,088 16/01/2026 n/a 276,864 Ordinary 276,864 16/01/2026 n/a -4 Ordinary -4 16/01/2026 n/a 2,967 Ordinary 2,967 16/01/2026 n/a -24 Ordinary -24 16/01/2026 n/a -28 Ordinary -28 16/01/2026 n/a 6,634 Ordinary 6,634 16/01/2026 n/a 8,468 Ordinary 8,468 16/01/2026 n/a -284 Ordinary -284 Dated the STATE STREET BANK AND TRUST COMPANY Collateral received Class and number of securities affected STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Person whose relevant interest changed Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Alok Maheshwary Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Nature of change STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Authorised signatory Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 10 12-Feb-2026 16/01/2026 n/a -204 Ordinary -204 16/01/2026 148.25 -5,796 Ordinary -5,796 16/01/2026 148.25 364 Ordinary 364 16/01/2026 148.25 190 Ordinary 190 16/01/2026 n/a 7 Ordinary 7 16/01/2026 n/a 597 Ordinary 597 16/01/2026 n/a -57 Ordinary -57 16/01/2026 n/a 2,782 Ordinary 2,782 16/01/2026 n/a -863 Ordinary -863 16/01/2026 148.25 69 Ordinary 69 16/01/2026 148.25 906 Ordinary 906 19/01/2026 n/a -171 Ordinary -171 19/01/2026 n/a 5,680 Ordinary 5,680 19/01/2026 n/a 1,299 Ordinary 1,299 19/01/2026 n/a -2,038 Ordinary -2,038 19/01/2026 n/a -5,680 Ordinary -5,680 19/01/2026 n/a 739 Ordinary 739 19/01/2026 n/a 171 Ordinary 171 19/01/2026 n/a -198 Ordinary -198 19/01/2026 n/a -2 Ordinary -2 19/01/2026 n/a 1,124 Ordinary 1,124 19/01/2026 n/a -248 Ordinary -248 19/01/2026 n/a -322,065 Ordinary -322,065 19/01/2026 n/a 175,965 Ordinary 175,965 19/01/2026 n/a 612 Ordinary 612 19/01/2026 n/a -5 Ordinary -5 19/01/2026 n/a -685 Ordinary -685 19/01/2026 n/a -3 Ordinary -3 19/01/2026 n/a -2 Ordinary -2 19/01/2026 n/a -643 Ordinary -643 19/01/2026 n/a -1,701 Ordinary -1,701 19/01/2026 n/a -41,600 Ordinary -41,600 19/01/2026 n/a 7,777 Ordinary 7,777 19/01/2026 n/a -2 Ordinary -2 19/01/2026 n/a 1,186 Ordinary 1,186 19/01/2026 n/a -455 Ordinary -455 19/01/2026 n/a -24 Ordinary -24 19/01/2026 n/a 15,975 Ordinary 15,975 19/01/2026 n/a -28 Ordinary -28 19/01/2026 n/a -1,031 Ordinary -1,031 19/01/2026 n/a -1,320 Ordinary -1,320 19/01/2026 n/a -283 Ordinary -283 19/01/2026 n/a -203 Ordinary -203 19/01/2026 n/a 414 Ordinary 414 19/01/2026 n/a 10,227 Ordinary 10,227 19/01/2026 n/a 15,480 Ordinary 15,480 19/01/2026 n/a -808 Ordinary -808 19/01/2026 n/a -2 Ordinary -2 19/01/2026 n/a 8,831 Ordinary 8,831 19/01/2026 n/a -125 Ordinary -125 19/01/2026 n/a 15,093 Ordinary 15,093 19/01/2026 n/a -6,500 Ordinary -6,500 19/01/2026 n/a -6 Ordinary -6 19/01/2026 n/a 4,914 Ordinary 4,914 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 11 12-Feb-2026 19/01/2026 n/a -530 Ordinary -530 19/01/2026 n/a 954 Ordinary 954 19/01/2026 n/a -1 Ordinary -1 19/01/2026 n/a 2,802 Ordinary 2,802 19/01/2026 n/a -983 Ordinary -983 19/01/2026 n/a -44 Ordinary -44 19/01/2026 n/a 55,584 Ordinary 55,584 19/01/2026 n/a -11,606 Ordinary -11,606 19/01/2026 n/a 28,527 Ordinary 28,527 19/01/2026 n/a -72 Ordinary -72 19/01/2026 n/a -1 Ordinary -1 19/01/2026 n/a 9,628 Ordinary 9,628 19/01/2026 n/a 2,355 Ordinary 2,355 19/01/2026 n/a -1,062 Ordinary -1,062 19/01/2026 n/a 14,108 Ordinary 14,108 19/01/2026 n/a -3,775 Ordinary -3,775 19/01/2026 n/a 123,213 Ordinary 123,213 19/01/2026 n/a 7,589 Ordinary 7,589 19/01/2026 n/a 144,818 Ordinary 144,818 19/01/2026 n/a -15 Ordinary -15 19/01/2026 n/a -3 Ordinary -3 19/01/2026 n/a -92 Ordinary -92 19/01/2026 n/a -2,157 Ordinary -2,157 19/01/2026 n/a -74 Ordinary -74 19/01/2026 147.00 173 Ordinary 173 19/01/2026 147.00 -2,891 Ordinary -2,891 19/01/2026 n/a -2,231 Ordinary -2,231 20/01/2026 146.34 854 Ordinary 854 20/01/2026 146.34 -3,070 Ordinary -3,070 20/01/2026 n/a 1,446 Ordinary 1,446 20/01/2026 n/a 167 Ordinary 167 20/01/2026 n/a 1,381 Ordinary 1,381 20/01/2026 n/a 139 Ordinary 139 20/01/2026 n/a 217 Ordinary 217 20/01/2026 n/a 980 Ordinary 980 20/01/2026 n/a 223 Ordinary 223 20/01/2026 n/a 54,589 Ordinary 54,589 20/01/2026 n/a 3,702 Ordinary 3,702 20/01/2026 n/a 3,439 Ordinary 3,439 20/01/2026 n/a 437 Ordinary 437 20/01/2026 n/a 3,097 Ordinary 3,097 20/01/2026 n/a 958 Ordinary 958 20/01/2026 n/a 889 Ordinary 889 20/01/2026 n/a 4,016 Ordinary 4,016 20/01/2026 n/a 106,913 Ordinary 106,913 20/01/2026 n/a 142 Ordinary 142 20/01/2026 n/a -217 Ordinary -217 20/01/2026 n/a 1,637 Ordinary 1,637 20/01/2026 n/a 2,215 Ordinary 2,215 20/01/2026 n/a 11 Ordinary 11 20/01/2026 n/a -1,381 Ordinary -1,381 20/01/2026 n/a -74 Ordinary -74 20/01/2026 n/a -2,157 Ordinary -2,157 20/01/2026 n/a -188,214 Ordinary -188,214 STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend

604 Page 12 12-Feb-2026 20/01/2026 n/a -323 Ordinary -323 20/01/2026 n/a 1,928 Ordinary 1,928 20/01/2026 n/a 26 Ordinary 26 20/01/2026 n/a 8,110 Ordinary 8,110 20/01/2026 n/a 3 Ordinary 3 20/01/2026 n/a 14,829 Ordinary 14,829 20/01/2026 n/a -47 Ordinary -47 20/01/2026 n/a 33 Ordinary 33 20/01/2026 n/a -129,628 Ordinary -129,628 20/01/2026 n/a 8,745 Ordinary 8,745 20/01/2026 n/a 23 Ordinary 23 20/01/2026 n/a 673 Ordinary 673 20/01/2026 n/a -18 Ordinary -18 20/01/2026 n/a -73 Ordinary -73 20/01/2026 n/a -3 Ordinary -3 20/01/2026 n/a 1,512 Ordinary 1,512 20/01/2026 n/a 792 Ordinary 792 20/01/2026 n/a -2,660 Ordinary -2,660 20/01/2026 n/a -6,460 Ordinary -6,460 20/01/2026 n/a 438,356 Ordinary 438,356 20/01/2026 n/a 33,571 Ordinary 33,571 20/01/2026 n/a 39,807 Ordinary 39,807 20/01/2026 n/a -1,077 Ordinary -1,077 20/01/2026 n/a -2,731 Ordinary -2,731 20/01/2026 n/a 589 Ordinary 589 20/01/2026 n/a 30 Ordinary 30 20/01/2026 n/a 421 Ordinary 421 20/01/2026 n/a -14,623 Ordinary -14,623 20/01/2026 n/a 34 Ordinary 34 20/01/2026 n/a -205 Ordinary -205 20/01/2026 n/a -261 Ordinary -261 20/01/2026 n/a 153 Ordinary 153 20/01/2026 n/a 348 Ordinary 348 20/01/2026 n/a 45,243 Ordinary 45,243 20/01/2026 n/a 257 Ordinary 257 20/01/2026 n/a 14,113 Ordinary 14,113 20/01/2026 n/a -261 Ordinary -261 20/01/2026 n/a 102 Ordinary 102 20/01/2026 n/a 1,206 Ordinary 1,206 20/01/2026 n/a 4,140 Ordinary 4,140 20/01/2026 n/a -15,461 Ordinary -15,461 20/01/2026 n/a -155 Ordinary -155 20/01/2026 n/a 4,648 Ordinary 4,648 20/01/2026 n/a 3 Ordinary 3 20/01/2026 n/a 971 Ordinary 971 20/01/2026 n/a 950 Ordinary 950 20/01/2026 n/a 154 Ordinary 154 20/01/2026 n/a -7,231 Ordinary -7,231 20/01/2026 n/a -1,317 Ordinary -1,317 20/01/2026 n/a 13,867 Ordinary 13,867 20/01/2026 n/a 292 Ordinary 292 20/01/2026 n/a 7 Ordinary 7 20/01/2026 n/a -4,242 Ordinary -4,242 20/01/2026 n/a -107 Ordinary -107 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received

604 Page 13 12-Feb-2026 20/01/2026 n/a 685 Ordinary 685 20/01/2026 n/a 1 Ordinary 1 20/01/2026 n/a 2,747 Ordinary 2,747 20/01/2026 n/a -196 Ordinary -196 20/01/2026 n/a 28,157 Ordinary 28,157 20/01/2026 n/a 73 Ordinary 73 20/01/2026 n/a 48 Ordinary 48 20/01/2026 n/a -38,646 Ordinary -38,646 20/01/2026 n/a -403 Ordinary -403 20/01/2026 n/a -13,912 Ordinary -13,912 20/01/2026 n/a -6 Ordinary -6 20/01/2026 n/a 1,033 Ordinary 1,033 20/01/2026 n/a 86 Ordinary 86 20/01/2026 n/a -4,655 Ordinary -4,655 20/01/2026 n/a 3,628 Ordinary 3,628 20/01/2026 n/a -1,369 Ordinary -1,369 20/01/2026 n/a -74 Ordinary -74 20/01/2026 n/a 809 Ordinary 809 20/01/2026 n/a -11,636 Ordinary -11,636 20/01/2026 n/a 515 Ordinary 515 20/01/2026 n/a 2,889 Ordinary 2,889 20/01/2026 n/a -851 Ordinary -851 20/01/2026 n/a 9,813 Ordinary 9,813 20/01/2026 n/a 1,067 Ordinary 1,067 20/01/2026 n/a -3 Ordinary -3 20/01/2026 n/a 3 Ordinary 3 20/01/2026 n/a 3 Ordinary 3 20/01/2026 n/a -19 Ordinary -19 20/01/2026 n/a -7,589 Ordinary -7,589 20/01/2026 n/a -144,818 Ordinary -144,818 20/01/2026 146.34 84 Ordinary 84 20/01/2026 146.34 1,360 Ordinary 1,360 20/01/2026 146.34 20 Ordinary 20 20/01/2026 146.34 8 Ordinary 8 20/01/2026 n/a -248 Ordinary -248 20/01/2026 n/a -87 Ordinary -87 20/01/2026 n/a -2,782 Ordinary -2,782 20/01/2026 n/a 243 Ordinary 243 20/01/2026 146.34 495 Ordinary 495 20/01/2026 146.34 344 Ordinary 344 20/01/2026 146.34 28 Ordinary 28 20/01/2026 146.34 3,070 Ordinary 3,070 21/01/2026 n/a -35 Ordinary -35 21/01/2026 n/a -1,381 Ordinary -1,381 21/01/2026 n/a 1,535 Ordinary 1,535 21/01/2026 n/a 35 Ordinary 35 21/01/2026 n/a 616 Ordinary 616 21/01/2026 n/a -4,429 Ordinary -4,429 21/01/2026 n/a 765 Ordinary 765 21/01/2026 n/a -1,535 Ordinary -1,535 21/01/2026 n/a -59 Ordinary -59 21/01/2026 n/a -64 Ordinary -64 21/01/2026 n/a 92,352 Ordinary 92,352 21/01/2026 n/a 26,647 Ordinary 26,647 Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 14 12-Feb-2026 21/01/2026 n/a 41 Ordinary 41 21/01/2026 n/a 166 Ordinary 166 21/01/2026 n/a 10 Ordinary 10 21/01/2026 n/a 6,071 Ordinary 6,071 21/01/2026 n/a -111 Ordinary -111 21/01/2026 n/a 8,262 Ordinary 8,262 21/01/2026 n/a -3,498 Ordinary -3,498 21/01/2026 n/a -438,360 Ordinary -438,360 21/01/2026 n/a -3,437 Ordinary -3,437 21/01/2026 n/a -4 Ordinary -4 21/01/2026 n/a -5 Ordinary -5 21/01/2026 n/a -340 Ordinary -340 21/01/2026 n/a -465 Ordinary -465 21/01/2026 n/a -50 Ordinary -50 21/01/2026 n/a -36 Ordinary -36 21/01/2026 n/a -296 Ordinary -296 21/01/2026 n/a -1,377 Ordinary -1,377 21/01/2026 n/a -22 Ordinary -22 21/01/2026 n/a -1,912 Ordinary -1,912 21/01/2026 n/a -1 Ordinary -1 21/01/2026 n/a 82 Ordinary 82 21/01/2026 n/a -134 Ordinary -134 21/01/2026 n/a -301 Ordinary -301 21/01/2026 n/a -7 Ordinary -7 21/01/2026 n/a 628 Ordinary 628 21/01/2026 n/a -12 Ordinary -12 21/01/2026 n/a 7 Ordinary 7 21/01/2026 n/a -3,624 Ordinary -3,624 21/01/2026 n/a -169 Ordinary -169 21/01/2026 n/a -10,552 Ordinary -10,552 21/01/2026 n/a -8,960 Ordinary -8,960 21/01/2026 n/a -5 Ordinary -5 21/01/2026 n/a -28 Ordinary -28 21/01/2026 n/a -1,928 Ordinary -1,928 21/01/2026 n/a -8,110 Ordinary -8,110 21/01/2026 n/a -15,954 Ordinary -15,954 21/01/2026 n/a -33 Ordinary -33 21/01/2026 n/a -8,745 Ordinary -8,745 21/01/2026 n/a -635 Ordinary -635 21/01/2026 n/a -673 Ordinary -673 21/01/2026 n/a -1,512 Ordinary -1,512 21/01/2026 n/a -41,348 Ordinary -41,348 21/01/2026 n/a -39,807 Ordinary -39,807 21/01/2026 n/a -109 Ordinary -109 21/01/2026 n/a -589 Ordinary -589 21/01/2026 n/a -421 Ordinary -421 21/01/2026 n/a -1,352 Ordinary -1,352 21/01/2026 n/a -153 Ordinary -153 21/01/2026 n/a -45,243 Ordinary -45,243 21/01/2026 n/a -14,113 Ordinary -14,113 21/01/2026 n/a -153 Ordinary -153 21/01/2026 n/a -102 Ordinary -102 21/01/2026 n/a -11,433 Ordinary -11,433 21/01/2026 n/a -4,140 Ordinary -4,140 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received

604 Page 15 12-Feb-2026 21/01/2026 n/a -19 Ordinary -19 21/01/2026 n/a -4,648 Ordinary -4,648 21/01/2026 n/a -971 Ordinary -971 21/01/2026 n/a -7,863 Ordinary -7,863 21/01/2026 n/a -13,867 Ordinary -13,867 21/01/2026 n/a -292 Ordinary -292 21/01/2026 n/a -673 Ordinary -673 21/01/2026 n/a -5,549 Ordinary -5,549 21/01/2026 n/a -28,157 Ordinary -28,157 21/01/2026 n/a -73 Ordinary -73 21/01/2026 n/a -16,938 Ordinary -16,938 21/01/2026 n/a -14,615 Ordinary -14,615 21/01/2026 n/a -1,033 Ordinary -1,033 21/01/2026 n/a -4,973 Ordinary -4,973 21/01/2026 n/a -986 Ordinary -986 21/01/2026 n/a -809 Ordinary -809 21/01/2026 n/a -2,472 Ordinary -2,472 21/01/2026 n/a -2,889 Ordinary -2,889 21/01/2026 n/a -9,813 Ordinary -9,813 21/01/2026 n/a -1,067 Ordinary -1,067 21/01/2026 n/a -3 Ordinary -3 21/01/2026 150.10 249 Ordinary 249 21/01/2026 150.10 850 Ordinary 850 21/01/2026 150.10 1,530 Ordinary 1,530 21/01/2026 150.10 3,835 Ordinary 3,835 21/01/2026 150.10 16 Ordinary 16 21/01/2026 150.10 16 Ordinary 16 21/01/2026 150.10 8 Ordinary 8 21/01/2026 n/a -37 Ordinary -37 21/01/2026 n/a 128 Ordinary 128 21/01/2026 n/a 270 Ordinary 270 21/01/2026 n/a 4,825 Ordinary 4,825 21/01/2026 n/a -512 Ordinary -512 21/01/2026 150.10 89 Ordinary 89 22/01/2026 151.02 836 Ordinary 836 22/01/2026 n/a -132 Ordinary -132 22/01/2026 n/a 207 Ordinary 207 22/01/2026 n/a 966 Ordinary 966 22/01/2026 n/a -966 Ordinary -966 22/01/2026 n/a 132 Ordinary 132 22/01/2026 n/a -207 Ordinary -207 22/01/2026 n/a -2 Ordinary -2 22/01/2026 n/a -92,352 Ordinary -92,352 22/01/2026 n/a -682 Ordinary -682 22/01/2026 n/a -1,695 Ordinary -1,695 22/01/2026 n/a -26 Ordinary -26 22/01/2026 n/a -29 Ordinary -29 22/01/2026 n/a -298 Ordinary -298 22/01/2026 n/a -221 Ordinary -221 22/01/2026 n/a -2 Ordinary -2 22/01/2026 n/a -133 Ordinary -133 22/01/2026 n/a -6 Ordinary -6 22/01/2026 n/a -1 Ordinary -1 22/01/2026 n/a -41 Ordinary -41 STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 16 12-Feb-2026 22/01/2026 n/a -3 Ordinary -3 22/01/2026 n/a -113 Ordinary -113 22/01/2026 n/a 329 Ordinary 329 22/01/2026 n/a 93,169 Ordinary 93,169 22/01/2026 n/a -74 Ordinary -74 22/01/2026 n/a 595 Ordinary 595 22/01/2026 n/a -13 Ordinary -13 22/01/2026 n/a -184 Ordinary -184 22/01/2026 n/a -11,088 Ordinary -11,088 22/01/2026 n/a -16,930 Ordinary -16,930 22/01/2026 n/a 2 Ordinary 2 22/01/2026 n/a -466 Ordinary -466 22/01/2026 n/a -672 Ordinary -672 22/01/2026 n/a -391 Ordinary -391 22/01/2026 n/a 381 Ordinary 381 22/01/2026 n/a -2,324 Ordinary -2,324 22/01/2026 n/a -169 Ordinary -169 22/01/2026 n/a 396 Ordinary 396 22/01/2026 n/a -530 Ordinary -530 22/01/2026 n/a -1,906 Ordinary -1,906 22/01/2026 n/a -65 Ordinary -65 22/01/2026 n/a -9 Ordinary -9 22/01/2026 n/a -1,059 Ordinary -1,059 22/01/2026 n/a -14,751 Ordinary -14,751 22/01/2026 n/a -4,059 Ordinary -4,059 22/01/2026 n/a -8 Ordinary -8 22/01/2026 n/a -51 Ordinary -51 22/01/2026 151.02 5,744 Ordinary 5,744 22/01/2026 151.02 -56 Ordinary -56 22/01/2026 151.02 850 Ordinary 850 22/01/2026 151.02 95 Ordinary 95 22/01/2026 155.42 14 Ordinary 14 22/01/2026 n/a -692 Ordinary -692 22/01/2026 n/a 692 Ordinary 692 22/01/2026 n/a -356 Ordinary -356 22/01/2026 n/a 356 Ordinary 356 22/01/2026 n/a -3,862 Ordinary -3,862 22/01/2026 n/a 3,996 Ordinary 3,996 22/01/2026 n/a -9,968 Ordinary -9,968 22/01/2026 n/a 9,968 Ordinary 9,968 22/01/2026 n/a -597 Ordinary -597 22/01/2026 n/a 597 Ordinary 597 22/01/2026 n/a -3,860 Ordinary -3,860 22/01/2026 n/a 3,710 Ordinary 3,710 22/01/2026 n/a -1,534 Ordinary -1,534 22/01/2026 n/a 1,534 Ordinary 1,534 22/01/2026 n/a -38,687 Ordinary -38,687 22/01/2026 n/a 38,687 Ordinary 38,687 22/01/2026 n/a -4,825 Ordinary -4,825 22/01/2026 n/a 1,944 Ordinary 1,944 22/01/2026 n/a -36,426 Ordinary -36,426 22/01/2026 n/a 36,426 Ordinary 36,426 22/01/2026 n/a -103,002 Ordinary -103,002 22/01/2026 n/a 103,002 Ordinary 103,002 Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received

604 Page 17 12-Feb-2026 22/01/2026 n/a -51,118 Ordinary -51,118 22/01/2026 n/a 51,118 Ordinary 51,118 22/01/2026 n/a -20,810 Ordinary -20,810 22/01/2026 n/a 20,981 Ordinary 20,981 22/01/2026 151.07 -222 Ordinary -222 23/01/2026 148.72 1,254 Ordinary 1,254 23/01/2026 148.72 240 Ordinary 240 23/01/2026 n/a -117 Ordinary -117 23/01/2026 n/a -5,205 Ordinary -5,205 23/01/2026 n/a -192 Ordinary -192 23/01/2026 n/a 1,714 Ordinary 1,714 23/01/2026 n/a -7,478 Ordinary -7,478 23/01/2026 n/a 2,134 Ordinary 2,134 23/01/2026 n/a 13 Ordinary 13 23/01/2026 n/a -107 Ordinary -107 23/01/2026 n/a 818 Ordinary 818 23/01/2026 n/a 224 Ordinary 224 23/01/2026 n/a 2,938 Ordinary 2,938 23/01/2026 n/a 7,478 Ordinary 7,478 23/01/2026 n/a 651 Ordinary 651 23/01/2026 n/a -2,938 Ordinary -2,938 23/01/2026 n/a -125 Ordinary -125 23/01/2026 n/a 192 Ordinary 192 23/01/2026 n/a 268 Ordinary 268 23/01/2026 n/a 499 Ordinary 499 23/01/2026 n/a 2,104 Ordinary 2,104 23/01/2026 n/a 166 Ordinary 166 23/01/2026 n/a 1,575 Ordinary 1,575 23/01/2026 n/a -21 Ordinary -21 23/01/2026 n/a 708 Ordinary 708 23/01/2026 n/a 1 Ordinary 1 23/01/2026 n/a 1 Ordinary 1 23/01/2026 n/a 6,400 Ordinary 6,400 23/01/2026 n/a 5 Ordinary 5 23/01/2026 n/a 58 Ordinary 58 23/01/2026 n/a -4 Ordinary -4 23/01/2026 n/a 7,583 Ordinary 7,583 23/01/2026 n/a 17 Ordinary 17 23/01/2026 n/a 511 Ordinary 511 23/01/2026 n/a -10,757 Ordinary -10,757 23/01/2026 n/a 7 Ordinary 7 23/01/2026 n/a 5,909 Ordinary 5,909 23/01/2026 n/a 5 Ordinary 5 23/01/2026 n/a 29 Ordinary 29 23/01/2026 n/a 2,074 Ordinary 2,074 23/01/2026 n/a 2 Ordinary 2 23/01/2026 n/a 349 Ordinary 349 23/01/2026 n/a -119,394 Ordinary -119,394 23/01/2026 n/a -10 Ordinary -10 23/01/2026 n/a 673 Ordinary 673 23/01/2026 n/a -5 Ordinary -5 23/01/2026 n/a 1 Ordinary 1 23/01/2026 n/a 391 Ordinary 391 23/01/2026 n/a -3,933 Ordinary -3,933 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 18 12-Feb-2026 23/01/2026 n/a 20,527 Ordinary 20,527 23/01/2026 n/a 734,271 Ordinary 734,271 23/01/2026 n/a 163 Ordinary 163 23/01/2026 n/a 3 Ordinary 3 23/01/2026 n/a 596 Ordinary 596 23/01/2026 n/a 4 Ordinary 4 23/01/2026 n/a 451 Ordinary 451 23/01/2026 n/a 2 Ordinary 2 23/01/2026 148.80 -191 Ordinary -191 23/01/2026 148.72 1,870 Ordinary 1,870 23/01/2026 150.00 2,074 Ordinary 2,074 23/01/2026 n/a -692 Ordinary -692 23/01/2026 n/a 692 Ordinary 692 23/01/2026 n/a -356 Ordinary -356 23/01/2026 n/a 356 Ordinary 356 23/01/2026 n/a -3,996 Ordinary -3,996 23/01/2026 n/a 3,851 Ordinary 3,851 23/01/2026 n/a -9,968 Ordinary -9,968 23/01/2026 n/a 9,968 Ordinary 9,968 23/01/2026 n/a -597 Ordinary -597 23/01/2026 n/a 597 Ordinary 597 23/01/2026 n/a 42,790 Ordinary 42,790 23/01/2026 n/a -3,710 Ordinary -3,710 23/01/2026 n/a 3,339 Ordinary 3,339 23/01/2026 n/a -1,534 Ordinary -1,534 23/01/2026 n/a 1,534 Ordinary 1,534 23/01/2026 n/a -38,687 Ordinary -38,687 23/01/2026 n/a 38,687 Ordinary 38,687 23/01/2026 n/a -1,944 Ordinary -1,944 23/01/2026 n/a 6,373 Ordinary 6,373 23/01/2026 n/a -36,426 Ordinary -36,426 23/01/2026 n/a 36,426 Ordinary 36,426 23/01/2026 n/a -103,002 Ordinary -103,002 23/01/2026 n/a 103,002 Ordinary 103,002 23/01/2026 n/a -51,118 Ordinary -51,118 23/01/2026 n/a 51,118 Ordinary 51,118 23/01/2026 n/a -20,981 Ordinary -20,981 23/01/2026 n/a 19,144 Ordinary 19,144 23/01/2026 148.72 161 Ordinary 161 26/01/2026 n/a 1,822 Ordinary 1,822 26/01/2026 n/a 129 Ordinary 129 26/01/2026 n/a 7,047 Ordinary 7,047 26/01/2026 n/a 179 Ordinary 179 26/01/2026 n/a 30 Ordinary 30 26/01/2026 n/a 5,785 Ordinary 5,785 26/01/2026 n/a 7,403 Ordinary 7,403 26/01/2026 n/a 484 Ordinary 484 26/01/2026 n/a 28 Ordinary 28 26/01/2026 n/a 1,789 Ordinary 1,789 26/01/2026 n/a 4 Ordinary 4 26/01/2026 n/a 1,752 Ordinary 1,752 26/01/2026 n/a 1,398 Ordinary 1,398 26/01/2026 n/a 3,581 Ordinary 3,581 26/01/2026 n/a 23,623 Ordinary 23,623 Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 19 12-Feb-2026 26/01/2026 n/a -189,437 Ordinary -189,437 26/01/2026 n/a 40,576 Ordinary 40,576 26/01/2026 n/a 603 Ordinary 603 26/01/2026 n/a 348 Ordinary 348 26/01/2026 n/a 2,043 Ordinary 2,043 26/01/2026 n/a 628 Ordinary 628 26/01/2026 n/a 94 Ordinary 94 26/01/2026 n/a 48,503 Ordinary 48,503 26/01/2026 n/a 13,426 Ordinary 13,426 26/01/2026 n/a 91 Ordinary 91 26/01/2026 n/a 3,874 Ordinary 3,874 26/01/2026 n/a -166 Ordinary -166 26/01/2026 n/a -1 Ordinary -1 26/01/2026 n/a -1 Ordinary -1 26/01/2026 n/a -5 Ordinary -5 26/01/2026 n/a -17 Ordinary -17 26/01/2026 n/a -7 Ordinary -7 26/01/2026 n/a -2 Ordinary -2 26/01/2026 n/a -1 Ordinary -1 26/01/2026 n/a -163 Ordinary -163 26/01/2026 n/a -3 Ordinary -3 26/01/2026 n/a -4 Ordinary -4 26/01/2026 n/a -2 Ordinary -2 26/01/2026 n/a 319 Ordinary 319 26/01/2026 n/a 4,166 Ordinary 4,166 26/01/2026 n/a 826 Ordinary 826 26/01/2026 n/a 420 Ordinary 420 26/01/2026 n/a 3,530 Ordinary 3,530 26/01/2026 n/a 13,669 Ordinary 13,669 26/01/2026 n/a 1,258 Ordinary 1,258 26/01/2026 n/a 282 Ordinary 282 26/01/2026 n/a 401 Ordinary 401 26/01/2026 n/a 25,659 Ordinary 25,659 26/01/2026 n/a 68 Ordinary 68 26/01/2026 n/a 14,075 Ordinary 14,075 26/01/2026 n/a 202 Ordinary 202 26/01/2026 n/a 1,035 Ordinary 1,035 26/01/2026 n/a 3 Ordinary 3 26/01/2026 n/a 1,510 Ordinary 1,510 26/01/2026 n/a 3,764 Ordinary 3,764 26/01/2026 n/a 664 Ordinary 664 26/01/2026 n/a -18,235 Ordinary -18,235 26/01/2026 n/a 3,380 Ordinary 3,380 26/01/2026 n/a -2,221 Ordinary -2,221 26/01/2026 n/a 9,688 Ordinary 9,688 26/01/2026 n/a 1,039 Ordinary 1,039 26/01/2026 n/a 6 Ordinary 6 26/01/2026 n/a 3 Ordinary 3 26/01/2026 n/a 37 Ordinary 37 26/01/2026 148.72 1,700 Ordinary 1,700 26/01/2026 148.72 8 Ordinary 8 26/01/2026 n/a -53 Ordinary -53 26/01/2026 n/a 241 Ordinary 241 26/01/2026 n/a 1,626 Ordinary 1,626 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 20 12-Feb-2026 27/01/2026 151.20 -441 Ordinary -441 27/01/2026 151.20 -1,970 Ordinary -1,970 27/01/2026 151.20 418 Ordinary 418 27/01/2026 151.23 144 Ordinary 144 27/01/2026 n/a -384 Ordinary -384 27/01/2026 n/a -451 Ordinary -451 27/01/2026 n/a -1,830 Ordinary -1,830 27/01/2026 n/a 49 Ordinary 49 27/01/2026 n/a 1,701 Ordinary 1,701 27/01/2026 n/a -88 Ordinary -88 27/01/2026 n/a 85 Ordinary 85 27/01/2026 n/a 5,942 Ordinary 5,942 27/01/2026 n/a 898 Ordinary 898 27/01/2026 n/a 88 Ordinary 88 27/01/2026 n/a -10,106 Ordinary -10,106 27/01/2026 n/a 17,584 Ordinary 17,584 27/01/2026 n/a 169 Ordinary 169 27/01/2026 n/a 186 Ordinary 186 27/01/2026 n/a -2,960 Ordinary -2,960 27/01/2026 n/a -6,506 Ordinary -6,506 27/01/2026 n/a 10,399 Ordinary 10,399 27/01/2026 n/a 2,960 Ordinary 2,960 27/01/2026 n/a -936 Ordinary -936 27/01/2026 n/a 42 Ordinary 42 27/01/2026 n/a -19,507 Ordinary -19,507 27/01/2026 n/a -176 Ordinary -176 27/01/2026 n/a 1,554 Ordinary 1,554 27/01/2026 n/a 1 Ordinary 1 27/01/2026 n/a -283 Ordinary -283 27/01/2026 n/a 62 Ordinary 62 27/01/2026 n/a -521 Ordinary -521 27/01/2026 n/a 1,471 Ordinary 1,471 27/01/2026 n/a -203 Ordinary -203 27/01/2026 n/a -133 Ordinary -133 27/01/2026 n/a 1,491 Ordinary 1,491 27/01/2026 n/a 77 Ordinary 77 27/01/2026 n/a -225 Ordinary -225 27/01/2026 n/a -241 Ordinary -241 27/01/2026 n/a -1 Ordinary -1 27/01/2026 n/a 2,461 Ordinary 2,461 27/01/2026 n/a 3,391 Ordinary 3,391 27/01/2026 n/a 202 Ordinary 202 27/01/2026 n/a 34 Ordinary 34 27/01/2026 n/a 78,320 Ordinary 78,320 27/01/2026 n/a -9,059 Ordinary -9,059 27/01/2026 n/a 176 Ordinary 176 27/01/2026 n/a -97 Ordinary -97 27/01/2026 n/a 2,597 Ordinary 2,597 27/01/2026 n/a -14,575 Ordinary -14,575 27/01/2026 n/a -411 Ordinary -411 27/01/2026 n/a 2,446 Ordinary 2,446 27/01/2026 n/a -343 Ordinary -343 27/01/2026 n/a -91 Ordinary -91 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 21 12-Feb-2026 27/01/2026 n/a -3 Ordinary -3 27/01/2026 n/a 381 Ordinary 381 27/01/2026 n/a -10 Ordinary -10 27/01/2026 n/a -937 Ordinary -937 27/01/2026 n/a 1,440 Ordinary 1,440 27/01/2026 n/a 14 Ordinary 14 27/01/2026 n/a -15,697 Ordinary -15,697 27/01/2026 n/a -984 Ordinary -984 27/01/2026 n/a -27 Ordinary -27 27/01/2026 n/a 945 Ordinary 945 27/01/2026 n/a 558 Ordinary 558 27/01/2026 n/a -171 Ordinary -171 27/01/2026 n/a -45 Ordinary -45 27/01/2026 n/a 784 Ordinary 784 27/01/2026 n/a -194 Ordinary -194 27/01/2026 n/a 326 Ordinary 326 27/01/2026 n/a -77,972 Ordinary -77,972 27/01/2026 n/a 26,309 Ordinary 26,309 27/01/2026 n/a 6,260 Ordinary 6,260 27/01/2026 n/a -544,870 Ordinary -544,870 27/01/2026 n/a 1,757 Ordinary 1,757 27/01/2026 n/a 29,939 Ordinary 29,939 27/01/2026 n/a 18 Ordinary 18 27/01/2026 n/a 11 Ordinary 11 27/01/2026 n/a 2,091 Ordinary 2,091 27/01/2026 n/a 2,608 Ordinary 2,608 27/01/2026 n/a -18 Ordinary -18 27/01/2026 n/a 856 Ordinary 856 27/01/2026 n/a -9 Ordinary -9 27/01/2026 n/a 43 Ordinary 43 27/01/2026 n/a 510 Ordinary 510 27/01/2026 n/a 4,567 Ordinary 4,567 27/01/2026 n/a -595 Ordinary -595 27/01/2026 n/a -4 Ordinary -4 27/01/2026 151.20 879 Ordinary 879 27/01/2026 151.20 70 Ordinary 70 27/01/2026 151.20 850 Ordinary 850 27/01/2026 151.20 680 Ordinary 680 27/01/2026 151.20 16 Ordinary 16 27/01/2026 151.54 15,400 Ordinary 15,400 27/01/2026 n/a -428 Ordinary -428 27/01/2026 n/a -41 Ordinary -41 27/01/2026 n/a -1,178 Ordinary -1,178 27/01/2026 151.20 258 Ordinary 258 27/01/2026 151.20 115 Ordinary 115 27/01/2026 151.20 -161 Ordinary -161 27/01/2026 151.20 302 Ordinary 302 27/01/2026 151.20 114 Ordinary 114 28/01/2026 154.82 836 Ordinary 836 28/01/2026 n/a -37 Ordinary -37 28/01/2026 n/a 37 Ordinary 37 28/01/2026 n/a -1,554 Ordinary -1,554 28/01/2026 n/a -1,471 Ordinary -1,471 28/01/2026 n/a -2,461 Ordinary -2,461 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 22 12-Feb-2026 28/01/2026 n/a -2,597 Ordinary -2,597 28/01/2026 n/a -558 Ordinary -558 28/01/2026 n/a -784 Ordinary -784 28/01/2026 n/a -26,309 Ordinary -26,309 28/01/2026 n/a -29,939 Ordinary -29,939 28/01/2026 n/a -2,091 Ordinary -2,091 28/01/2026 n/a -2,608 Ordinary -2,608 28/01/2026 n/a -856 Ordinary -856 28/01/2026 n/a -4,567 Ordinary -4,567 28/01/2026 n/a -18 Ordinary -18 28/01/2026 n/a 129 Ordinary 129 28/01/2026 n/a -414 Ordinary -414 28/01/2026 n/a 366 Ordinary 366 28/01/2026 n/a 152 Ordinary 152 28/01/2026 n/a 80,892 Ordinary 80,892 28/01/2026 n/a -1 Ordinary -1 28/01/2026 n/a -56,893 Ordinary -56,893 28/01/2026 n/a -159 Ordinary -159 28/01/2026 n/a 300 Ordinary 300 28/01/2026 n/a -55 Ordinary -55 28/01/2026 n/a 694 Ordinary 694 28/01/2026 n/a -6 Ordinary -6 28/01/2026 n/a 1,279 Ordinary 1,279 28/01/2026 n/a -304 Ordinary -304 28/01/2026 n/a -4,500 Ordinary -4,500 28/01/2026 n/a 26,600 Ordinary 26,600 28/01/2026 n/a -1 Ordinary -1 28/01/2026 n/a -6 Ordinary -6 28/01/2026 n/a -1 Ordinary -1 28/01/2026 n/a 12 Ordinary 12 28/01/2026 n/a 424 Ordinary 424 28/01/2026 n/a 463 Ordinary 463 28/01/2026 n/a 7 Ordinary 7 28/01/2026 n/a -2,219 Ordinary -2,219 28/01/2026 n/a -169 Ordinary -169 28/01/2026 n/a 3 Ordinary 3 28/01/2026 n/a -209 Ordinary -209 28/01/2026 n/a 268 Ordinary 268 28/01/2026 n/a -244 Ordinary -244 28/01/2026 n/a -1 Ordinary -1 28/01/2026 n/a -1,004 Ordinary -1,004 28/01/2026 n/a 2,630 Ordinary 2,630 28/01/2026 n/a -837 Ordinary -837 28/01/2026 n/a 306 Ordinary 306 28/01/2026 n/a -434 Ordinary -434 28/01/2026 n/a 383 Ordinary 383 28/01/2026 n/a 162 Ordinary 162 28/01/2026 n/a -3 Ordinary -3 28/01/2026 n/a 1 Ordinary 1 28/01/2026 n/a 7,365 Ordinary 7,365 28/01/2026 n/a 46 Ordinary 46 28/01/2026 n/a 33 Ordinary 33 28/01/2026 n/a -1,344 Ordinary -1,344 28/01/2026 n/a 1 Ordinary 1 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 23 12-Feb-2026 28/01/2026 n/a 5,677 Ordinary 5,677 28/01/2026 n/a -14 Ordinary -14 28/01/2026 n/a -4,531 Ordinary -4,531 28/01/2026 n/a -102 Ordinary -102 28/01/2026 n/a -9,645 Ordinary -9,645 28/01/2026 n/a -200 Ordinary -200 28/01/2026 n/a 2 Ordinary 2 28/01/2026 n/a -15 Ordinary -15 28/01/2026 n/a 6 Ordinary 6 28/01/2026 n/a 36 Ordinary 36 28/01/2026 154.82 680 Ordinary 680 28/01/2026 154.82 510 Ordinary 510 28/01/2026 154.82 -1,387 Ordinary -1,387 28/01/2026 n/a -692 Ordinary -692 28/01/2026 n/a 692 Ordinary 692 28/01/2026 n/a -356 Ordinary -356 28/01/2026 n/a 356 Ordinary 356 28/01/2026 n/a -3,370 Ordinary -3,370 28/01/2026 n/a 3,502 Ordinary 3,502 28/01/2026 n/a -9,968 Ordinary -9,968 28/01/2026 n/a 9,968 Ordinary 9,968 28/01/2026 n/a -597 Ordinary -597 28/01/2026 n/a 597 Ordinary 597 28/01/2026 n/a -42,790 Ordinary -42,790 28/01/2026 n/a 42,790 Ordinary 42,790 28/01/2026 n/a -3,539 Ordinary -3,539 28/01/2026 n/a 3,894 Ordinary 3,894 28/01/2026 n/a -1,534 Ordinary -1,534 28/01/2026 n/a 1,534 Ordinary 1,534 28/01/2026 n/a -38,687 Ordinary -38,687 28/01/2026 n/a 38,687 Ordinary 38,687 28/01/2026 n/a -6,373 Ordinary -6,373 28/01/2026 n/a 6,373 Ordinary 6,373 28/01/2026 n/a -36,426 Ordinary -36,426 28/01/2026 n/a 36,426 Ordinary 36,426 28/01/2026 n/a -103,002 Ordinary -103,002 28/01/2026 n/a 103,002 Ordinary 103,002 28/01/2026 n/a -51,118 Ordinary -51,118 28/01/2026 n/a 51,118 Ordinary 51,118 28/01/2026 n/a -19,592 Ordinary -19,592 28/01/2026 n/a 20,757 Ordinary 20,757 29/01/2026 154.08 -1,249 Ordinary -1,249 29/01/2026 152.52 266 Ordinary 266 29/01/2026 157.04 -725 Ordinary -725 29/01/2026 n/a 137 Ordinary 137 29/01/2026 n/a -41,776 Ordinary -41,776 29/01/2026 n/a -1,764 Ordinary -1,764 29/01/2026 n/a 75 Ordinary 75 29/01/2026 n/a 50,000 Ordinary 50,000 29/01/2026 n/a 33,681 Ordinary 33,681 29/01/2026 n/a -50,000 Ordinary -50,000 29/01/2026 n/a -88 Ordinary -88 29/01/2026 n/a 817 Ordinary 817 29/01/2026 n/a 1,764 Ordinary 1,764 Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 24 12-Feb-2026 29/01/2026 n/a -75 Ordinary -75 29/01/2026 n/a 1,933 Ordinary 1,933 29/01/2026 n/a 4,868 Ordinary 4,868 29/01/2026 n/a 1,294 Ordinary 1,294 29/01/2026 n/a -866 Ordinary -866 29/01/2026 n/a 105 Ordinary 105 29/01/2026 n/a 84 Ordinary 84 29/01/2026 n/a 69 Ordinary 69 29/01/2026 n/a 145 Ordinary 145 29/01/2026 n/a 27 Ordinary 27 29/01/2026 n/a 78 Ordinary 78 29/01/2026 n/a 203,156 Ordinary 203,156 29/01/2026 n/a 2 Ordinary 2 29/01/2026 n/a -90,542 Ordinary -90,542 29/01/2026 n/a 840 Ordinary 840 29/01/2026 n/a 198 Ordinary 198 29/01/2026 n/a -90 Ordinary -90 29/01/2026 n/a 156 Ordinary 156 29/01/2026 n/a -10 Ordinary -10 29/01/2026 n/a 776 Ordinary 776 29/01/2026 n/a -98 Ordinary -98 29/01/2026 n/a 8,353 Ordinary 8,353 29/01/2026 n/a -7,443 Ordinary -7,443 29/01/2026 n/a 6,735 Ordinary 6,735 29/01/2026 n/a 3,130 Ordinary 3,130 29/01/2026 n/a 44 Ordinary 44 29/01/2026 n/a 313 Ordinary 313 29/01/2026 n/a 24 Ordinary 24 29/01/2026 n/a 288 Ordinary 288 29/01/2026 n/a 1,000 Ordinary 1,000 29/01/2026 n/a 106 Ordinary 106 29/01/2026 n/a 15 Ordinary 15 29/01/2026 n/a 3,660 Ordinary 3,660 29/01/2026 n/a 13,395 Ordinary 13,395 29/01/2026 n/a 2,697 Ordinary 2,697 29/01/2026 n/a 1,761 Ordinary 1,761 29/01/2026 n/a 7 Ordinary 7 29/01/2026 n/a -107 Ordinary -107 29/01/2026 n/a 143 Ordinary 143 29/01/2026 n/a 149 Ordinary 149 29/01/2026 n/a 345 Ordinary 345 29/01/2026 n/a 28 Ordinary 28 29/01/2026 n/a 308 Ordinary 308 29/01/2026 n/a 7,120 Ordinary 7,120 29/01/2026 n/a 1,687 Ordinary 1,687 29/01/2026 n/a 1,416 Ordinary 1,416 29/01/2026 n/a 706 Ordinary 706 29/01/2026 n/a 78 Ordinary 78 29/01/2026 n/a 536 Ordinary 536 29/01/2026 n/a 1,634 Ordinary 1,634 29/01/2026 n/a 13 Ordinary 13 29/01/2026 n/a 206 Ordinary 206 29/01/2026 n/a 1,476 Ordinary 1,476 29/01/2026 n/a 3 Ordinary 3 Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 25 12-Feb-2026 29/01/2026 n/a 544 Ordinary 544 29/01/2026 n/a 1,310 Ordinary 1,310 29/01/2026 n/a 15 Ordinary 15 29/01/2026 n/a -157 Ordinary -157 29/01/2026 n/a -2,217 Ordinary -2,217 29/01/2026 n/a -249 Ordinary -249 29/01/2026 n/a -15 Ordinary -15 29/01/2026 n/a 1,519 Ordinary 1,519 29/01/2026 n/a 16 Ordinary 16 29/01/2026 n/a 844 Ordinary 844 29/01/2026 n/a -672 Ordinary -672 29/01/2026 n/a 59 Ordinary 59 29/01/2026 n/a 3 Ordinary 3 29/01/2026 n/a 36 Ordinary 36 29/01/2026 n/a 19 Ordinary 19 29/01/2026 n/a -1 Ordinary -1 29/01/2026 n/a -2 Ordinary -2 29/01/2026 157.04 -790 Ordinary -790 29/01/2026 157.04 1,360 Ordinary 1,360 29/01/2026 n/a 329 Ordinary 329 29/01/2026 n/a 1,369 Ordinary 1,369 29/01/2026 n/a -4,059 Ordinary -4,059 29/01/2026 157.04 725 Ordinary 725 29/01/2026 157.04 790 Ordinary 790 30/01/2026 154.22 447 Ordinary 447 30/01/2026 151.63 125 Ordinary 125 30/01/2026 151.63 -624 Ordinary -624 30/01/2026 151.55 418 Ordinary 418 30/01/2026 151.63 -241 Ordinary -241 30/01/2026 151.55 449 Ordinary 449 30/01/2026 151.63 1,363 Ordinary 1,363 30/01/2026 n/a 362 Ordinary 362 30/01/2026 n/a 9,411 Ordinary 9,411 30/01/2026 n/a 10,106 Ordinary 10,106 30/01/2026 n/a -750 Ordinary -750 30/01/2026 n/a 68 Ordinary 68 30/01/2026 n/a -9,479 Ordinary -9,479 30/01/2026 n/a -362 Ordinary -362 30/01/2026 n/a 750 Ordinary 750 30/01/2026 n/a -10,106 Ordinary -10,106 30/01/2026 n/a -80 Ordinary -80 30/01/2026 n/a 7 Ordinary 7 30/01/2026 n/a -25 Ordinary -25 30/01/2026 n/a 14 Ordinary 14 30/01/2026 n/a 72,763 Ordinary 72,763 30/01/2026 n/a -182,295 Ordinary -182,295 30/01/2026 n/a 3,514 Ordinary 3,514 30/01/2026 n/a 19,383 Ordinary 19,383 30/01/2026 n/a -49 Ordinary -49 30/01/2026 n/a -24 Ordinary -24 30/01/2026 n/a -4 Ordinary -4 30/01/2026 n/a -35 Ordinary -35 30/01/2026 n/a -7,685 Ordinary -7,685 STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 26 12-Feb-2026 30/01/2026 n/a -3,433 Ordinary -3,433 30/01/2026 n/a 321 Ordinary 321 30/01/2026 n/a -287 Ordinary -287 30/01/2026 n/a -265 Ordinary -265 30/01/2026 n/a 24 Ordinary 24 30/01/2026 n/a 24 Ordinary 24 30/01/2026 n/a -3,367 Ordinary -3,367 30/01/2026 n/a -2,481 Ordinary -2,481 30/01/2026 n/a -2,290 Ordinary -2,290 30/01/2026 n/a -5,840 Ordinary -5,840 30/01/2026 n/a -152 Ordinary -152 30/01/2026 n/a -45 Ordinary -45 30/01/2026 n/a -7,101 Ordinary -7,101 30/01/2026 n/a -955 Ordinary -955 30/01/2026 n/a -1,321 Ordinary -1,321 30/01/2026 n/a -45,457 Ordinary -45,457 30/01/2026 n/a -664 Ordinary -664 30/01/2026 n/a -395 Ordinary -395 30/01/2026 n/a -158 Ordinary -158 30/01/2026 n/a -60,189 Ordinary -60,189 30/01/2026 n/a -14,423 Ordinary -14,423 30/01/2026 n/a -97 Ordinary -97 30/01/2026 n/a -3,381 Ordinary -3,381 30/01/2026 n/a -3,984 Ordinary -3,984 30/01/2026 n/a -1,195 Ordinary -1,195 30/01/2026 n/a -13,404 Ordinary -13,404 30/01/2026 n/a -27,057 Ordinary -27,057 30/01/2026 n/a -67 Ordinary -67 30/01/2026 n/a -945 Ordinary -945 30/01/2026 n/a -538 Ordinary -538 30/01/2026 n/a -2,883 Ordinary -2,883 30/01/2026 n/a -8,473 Ordinary -8,473 30/01/2026 n/a -992 Ordinary -992 30/01/2026 n/a -3 Ordinary -3 30/01/2026 n/a -132 Ordinary -132 30/01/2026 n/a 16 Ordinary 16 30/01/2026 n/a -25 Ordinary -25 30/01/2026 n/a 151 Ordinary 151 30/01/2026 n/a -449 Ordinary -449 30/01/2026 n/a -1,552 Ordinary -1,552 30/01/2026 n/a 149 Ordinary 149 30/01/2026 n/a -70 Ordinary -70 30/01/2026 n/a 19 Ordinary 19 30/01/2026 n/a 13,266 Ordinary 13,266 30/01/2026 n/a 2,421 Ordinary 2,421 30/01/2026 n/a -12 Ordinary -12 30/01/2026 n/a 25 Ordinary 25 30/01/2026 n/a -500 Ordinary -500 30/01/2026 n/a -263 Ordinary -263 30/01/2026 n/a -60 Ordinary -60 30/01/2026 n/a -691 Ordinary -691 30/01/2026 n/a -65 Ordinary -65 30/01/2026 n/a 115 Ordinary 115 30/01/2026 n/a -220 Ordinary -220 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received

604 Page 27 12-Feb-2026 30/01/2026 n/a 37,741 Ordinary 37,741 30/01/2026 n/a -33 Ordinary -33 30/01/2026 n/a 2 Ordinary 2 30/01/2026 151.63 94 Ordinary 94 30/01/2026 151.55 -449 Ordinary -449 30/01/2026 151.63 -101 Ordinary -101 30/01/2026 151.55 510 Ordinary 510 30/01/2026 151.63 4,883 Ordinary 4,883 30/01/2026 n/a -187 Ordinary -187 30/01/2026 n/a -42,790 Ordinary -42,790 30/01/2026 n/a 50 Ordinary 50 30/01/2026 n/a 1,312 Ordinary 1,312 30/01/2026 151.63 -198 Ordinary -198 30/01/2026 151.63 190 Ordinary 190 30/01/2026 151.63 604 Ordinary 604 02/02/2026 150.20 538 Ordinary 538 02/02/2026 n/a 7,674 Ordinary 7,674 02/02/2026 n/a 1,243 Ordinary 1,243 02/02/2026 n/a -6,983 Ordinary -6,983 02/02/2026 n/a -930 Ordinary -930 02/02/2026 n/a -95 Ordinary -95 02/02/2026 n/a -449 Ordinary -449 02/02/2026 n/a 755 Ordinary 755 02/02/2026 n/a 283 Ordinary 283 02/02/2026 n/a 166 Ordinary 166 02/02/2026 n/a -7,674 Ordinary -7,674 02/02/2026 n/a 930 Ordinary 930 02/02/2026 n/a 5,080 Ordinary 5,080 02/02/2026 n/a 107 Ordinary 107 02/02/2026 n/a 5,833 Ordinary 5,833 02/02/2026 n/a 124 Ordinary 124 02/02/2026 n/a 876 Ordinary 876 02/02/2026 n/a 353,230 Ordinary 353,230 02/02/2026 n/a 82 Ordinary 82 02/02/2026 n/a 288 Ordinary 288 02/02/2026 n/a 765 Ordinary 765 02/02/2026 n/a 8 Ordinary 8 02/02/2026 n/a 181 Ordinary 181 02/02/2026 n/a 391 Ordinary 391 02/02/2026 n/a 7,428 Ordinary 7,428 02/02/2026 n/a 18,381 Ordinary 18,381 02/02/2026 n/a 2,502 Ordinary 2,502 02/02/2026 n/a 269 Ordinary 269 02/02/2026 n/a 774 Ordinary 774 02/02/2026 n/a 23,269 Ordinary 23,269 02/02/2026 n/a 508 Ordinary 508 02/02/2026 n/a 10,152 Ordinary 10,152 02/02/2026 n/a 22,925 Ordinary 22,925 02/02/2026 n/a -5 Ordinary -5 02/02/2026 n/a -2 Ordinary -2 02/02/2026 n/a -72,763 Ordinary -72,763 02/02/2026 n/a -3,514 Ordinary -3,514 02/02/2026 n/a -236,151 Ordinary -236,151 02/02/2026 n/a -668 Ordinary -668 STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 28 12-Feb-2026 02/02/2026 n/a -25 Ordinary -25 02/02/2026 n/a -23 Ordinary -23 02/02/2026 n/a -293 Ordinary -293 02/02/2026 n/a -216 Ordinary -216 02/02/2026 n/a 3,344 Ordinary 3,344 02/02/2026 n/a 20,930 Ordinary 20,930 02/02/2026 n/a 606 Ordinary 606 02/02/2026 n/a 3,086 Ordinary 3,086 02/02/2026 n/a 77,707 Ordinary 77,707 02/02/2026 n/a 308 Ordinary 308 02/02/2026 n/a 1,428 Ordinary 1,428 02/02/2026 n/a 344 Ordinary 344 02/02/2026 n/a 2,965 Ordinary 2,965 02/02/2026 n/a -576 Ordinary -576 02/02/2026 n/a 33 Ordinary 33 02/02/2026 n/a 2,130 Ordinary 2,130 02/02/2026 n/a 468 Ordinary 468 02/02/2026 n/a 1,749 Ordinary 1,749 02/02/2026 n/a 9,982 Ordinary 9,982 02/02/2026 n/a 1,758 Ordinary 1,758 02/02/2026 n/a -380 Ordinary -380 02/02/2026 n/a 7 Ordinary 7 02/02/2026 n/a 363 Ordinary 363 02/02/2026 n/a 43 Ordinary 43 02/02/2026 n/a -11 Ordinary -11 02/02/2026 n/a -2 Ordinary -2 02/02/2026 n/a -151 Ordinary -151 02/02/2026 n/a -135 Ordinary -135 02/02/2026 n/a -8 Ordinary -8 02/02/2026 n/a -13,266 Ordinary -13,266 02/02/2026 n/a -1 Ordinary -1 02/02/2026 n/a -44 Ordinary -44 02/02/2026 n/a -3 Ordinary -3 02/02/2026 149.98 1,530 Ordinary 1,530 02/02/2026 149.98 2,124 Ordinary 2,124 02/02/2026 n/a 17 Ordinary 17 02/02/2026 n/a 197 Ordinary 197 02/02/2026 n/a -827 Ordinary -827 02/02/2026 149.98 258 Ordinary 258 02/02/2026 150.20 665 Ordinary 665 02/02/2026 150.20 -1,143 Ordinary -1,143 03/02/2026 152.87 -336 Ordinary -336 03/02/2026 n/a -397 Ordinary -397 03/02/2026 n/a -204 Ordinary -204 03/02/2026 n/a 204 Ordinary 204 03/02/2026 n/a 397 Ordinary 397 03/02/2026 n/a -3,272 Ordinary -3,272 03/02/2026 n/a -74 Ordinary -74 03/02/2026 n/a 850 Ordinary 850 03/02/2026 n/a 74 Ordinary 74 03/02/2026 n/a 2,422 Ordinary 2,422 03/02/2026 n/a -5,833 Ordinary -5,833 03/02/2026 n/a -876 Ordinary -876 03/02/2026 n/a -765 Ordinary -765 STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend

604 Page 29 12-Feb-2026 03/02/2026 n/a -391 Ordinary -391 03/02/2026 n/a -269 Ordinary -269 03/02/2026 n/a -23,269 Ordinary -23,269 03/02/2026 n/a 3,341 Ordinary 3,341 03/02/2026 n/a 30 Ordinary 30 03/02/2026 n/a 15 Ordinary 15 03/02/2026 n/a 14 Ordinary 14 03/02/2026 n/a 17 Ordinary 17 03/02/2026 n/a -165,275 Ordinary -165,275 03/02/2026 n/a 15 Ordinary 15 03/02/2026 n/a 1,457 Ordinary 1,457 03/02/2026 n/a 219 Ordinary 219 03/02/2026 n/a 38 Ordinary 38 03/02/2026 n/a -60 Ordinary -60 03/02/2026 n/a 3 Ordinary 3 03/02/2026 n/a 46 Ordinary 46 03/02/2026 n/a 4,307 Ordinary 4,307 03/02/2026 n/a 2,744 Ordinary 2,744 03/02/2026 n/a -859 Ordinary -859 03/02/2026 n/a 717,786 Ordinary 717,786 03/02/2026 n/a 36,901 Ordinary 36,901 03/02/2026 n/a 1 Ordinary 1 03/02/2026 n/a 1,325 Ordinary 1,325 03/02/2026 n/a 160 Ordinary 160 03/02/2026 n/a -2,416 Ordinary -2,416 03/02/2026 n/a 147 Ordinary 147 03/02/2026 n/a 49 Ordinary 49 03/02/2026 n/a 52 Ordinary 52 03/02/2026 n/a -10,144 Ordinary -10,144 03/02/2026 n/a 1,507 Ordinary 1,507 03/02/2026 n/a 66 Ordinary 66 03/02/2026 n/a 1,683 Ordinary 1,683 03/02/2026 n/a -20,924 Ordinary -20,924 03/02/2026 n/a 222 Ordinary 222 03/02/2026 n/a 2,221 Ordinary 2,221 03/02/2026 n/a 73 Ordinary 73 03/02/2026 n/a 36 Ordinary 36 03/02/2026 n/a -20,735 Ordinary -20,735 03/02/2026 n/a 14 Ordinary 14 03/02/2026 n/a 96 Ordinary 96 03/02/2026 n/a -542 Ordinary -542 03/02/2026 n/a 864 Ordinary 864 03/02/2026 n/a 141 Ordinary 141 03/02/2026 n/a -77,497 Ordinary -77,497 03/02/2026 n/a 2 Ordinary 2 03/02/2026 n/a 54 Ordinary 54 03/02/2026 n/a 36 Ordinary 36 03/02/2026 n/a -1,992 Ordinary -1,992 03/02/2026 n/a 6 Ordinary 6 03/02/2026 n/a 42 Ordinary 42 03/02/2026 n/a -2,575 Ordinary -2,575 03/02/2026 n/a 10 Ordinary 10 03/02/2026 n/a 312 Ordinary 312 03/02/2026 n/a 887 Ordinary 887 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 30 12-Feb-2026 03/02/2026 n/a 16 Ordinary 16 03/02/2026 n/a 22,544 Ordinary 22,544 03/02/2026 n/a 751 Ordinary 751 03/02/2026 n/a 19,398 Ordinary 19,398 03/02/2026 n/a 1,235 Ordinary 1,235 03/02/2026 n/a 772 Ordinary 772 03/02/2026 n/a 1,807 Ordinary 1,807 03/02/2026 n/a 3,534 Ordinary 3,534 03/02/2026 n/a 6,604 Ordinary 6,604 03/02/2026 n/a 311 Ordinary 311 03/02/2026 n/a -643 Ordinary -643 03/02/2026 n/a 8,562 Ordinary 8,562 03/02/2026 n/a 1 Ordinary 1 03/02/2026 n/a 81,606 Ordinary 81,606 03/02/2026 n/a 1 Ordinary 1 03/02/2026 n/a 19 Ordinary 19 03/02/2026 n/a 4 Ordinary 4 03/02/2026 n/a -363 Ordinary -363 03/02/2026 152.87 1,020 Ordinary 1,020 03/02/2026 152.87 24 Ordinary 24 03/02/2026 153.73 -12 Ordinary -12 03/02/2026 n/a 85 Ordinary 85 03/02/2026 n/a 1,315 Ordinary 1,315 03/02/2026 n/a 4,207 Ordinary 4,207 03/02/2026 n/a -95 Ordinary -95 03/02/2026 152.87 302 Ordinary 302 04/02/2026 157.83 204 Ordinary 204 04/02/2026 159.41 1,964 Ordinary 1,964 04/02/2026 n/a 93 Ordinary 93 04/02/2026 n/a -859 Ordinary -859 04/02/2026 n/a 859 Ordinary 859 04/02/2026 n/a -93 Ordinary -93 04/02/2026 n/a -7 Ordinary -7 04/02/2026 n/a 166 Ordinary 166 04/02/2026 n/a -1 Ordinary -1 04/02/2026 n/a -1,052 Ordinary -1,052 04/02/2026 n/a -81 Ordinary -81 04/02/2026 n/a 1,103 Ordinary 1,103 04/02/2026 n/a -5 Ordinary -5 04/02/2026 n/a 145 Ordinary 145 04/02/2026 n/a -741 Ordinary -741 04/02/2026 n/a -1 Ordinary -1 04/02/2026 n/a 166 Ordinary 166 04/02/2026 n/a -29 Ordinary -29 04/02/2026 n/a 810 Ordinary 810 04/02/2026 n/a 15 Ordinary 15 04/02/2026 n/a -2,060 Ordinary -2,060 04/02/2026 n/a -19,398 Ordinary -19,398 04/02/2026 n/a 223 Ordinary 223 04/02/2026 n/a 1,048 Ordinary 1,048 04/02/2026 n/a 269 Ordinary 269 04/02/2026 n/a -373 Ordinary -373 04/02/2026 n/a 3 Ordinary 3 04/02/2026 n/a -2 Ordinary -2 Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 31 12-Feb-2026 04/02/2026 n/a 15 Ordinary 15 04/02/2026 n/a -3 Ordinary -3 04/02/2026 n/a 53 Ordinary 53 04/02/2026 n/a -1 Ordinary -1 04/02/2026 n/a 65 Ordinary 65 04/02/2026 n/a 167,534 Ordinary 167,534 04/02/2026 n/a -87 Ordinary -87 04/02/2026 n/a 132 Ordinary 132 04/02/2026 n/a -9 Ordinary -9 04/02/2026 n/a 80 Ordinary 80 04/02/2026 n/a -408 Ordinary -408 04/02/2026 n/a -7,028 Ordinary -7,028 04/02/2026 n/a 7,195 Ordinary 7,195 04/02/2026 n/a -717,786 Ordinary -717,786 04/02/2026 n/a -15 Ordinary -15 04/02/2026 n/a -14 Ordinary -14 04/02/2026 n/a 202 Ordinary 202 04/02/2026 n/a 342 Ordinary 342 04/02/2026 n/a -140 Ordinary -140 04/02/2026 n/a -159 Ordinary -159 04/02/2026 n/a -3,341 Ordinary -3,341 04/02/2026 n/a -15 Ordinary -15 04/02/2026 n/a -1,457 Ordinary -1,457 04/02/2026 n/a -219 Ordinary -219 04/02/2026 n/a -36,901 Ordinary -36,901 04/02/2026 n/a -1 Ordinary -1 04/02/2026 n/a -1,325 Ordinary -1,325 04/02/2026 n/a -86 Ordinary -86 04/02/2026 n/a -8 Ordinary -8 04/02/2026 n/a -66 Ordinary -66 04/02/2026 n/a -2,001 Ordinary -2,001 04/02/2026 n/a -222 Ordinary -222 04/02/2026 n/a -2,221 Ordinary -2,221 04/02/2026 n/a -195 Ordinary -195 04/02/2026 n/a -96 Ordinary -96 04/02/2026 n/a -211 Ordinary -211 04/02/2026 n/a -2 Ordinary -2 04/02/2026 n/a -389 Ordinary -389 04/02/2026 n/a -10 Ordinary -10 04/02/2026 n/a -22,544 Ordinary -22,544 04/02/2026 n/a -1,235 Ordinary -1,235 04/02/2026 n/a -1,807 Ordinary -1,807 04/02/2026 n/a -16,586 Ordinary -16,586 04/02/2026 n/a -8,562 Ordinary -8,562 04/02/2026 n/a -1 Ordinary -1 04/02/2026 n/a -81,606 Ordinary -81,606 04/02/2026 159.43 168 Ordinary 168 04/02/2026 157.98 -59 Ordinary -59 04/02/2026 159.43 -273 Ordinary -273 04/02/2026 159.43 850 Ordinary 850 04/02/2026 159.43 -2,950 Ordinary -2,950 04/02/2026 n/a 390 Ordinary 390 04/02/2026 n/a 42,790 Ordinary 42,790 04/02/2026 n/a 1,989 Ordinary 1,989 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 32 12-Feb-2026 04/02/2026 n/a 466 Ordinary 466 04/02/2026 159.43 344 Ordinary 344 04/02/2026 159.43 115 Ordinary 115 04/02/2026 159.43 92 Ordinary 92 04/02/2026 159.43 -302 Ordinary -302 04/02/2026 159.41 581 Ordinary 581 04/02/2026 159.39 -2,708 Ordinary -2,708 05/02/2026 158.04 -2,284 Ordinary -2,284 05/02/2026 157.13 -88 Ordinary -88 05/02/2026 159.69 842 Ordinary 842 05/02/2026 n/a 730 Ordinary 730 05/02/2026 n/a 135 Ordinary 135 05/02/2026 n/a -3,513 Ordinary -3,513 05/02/2026 n/a 86 Ordinary 86 05/02/2026 n/a -850 Ordinary -850 05/02/2026 n/a -1,801 Ordinary -1,801 05/02/2026 n/a -1,021 Ordinary -1,021 05/02/2026 n/a -2,422 Ordinary -2,422 05/02/2026 n/a -930 Ordinary -930 05/02/2026 n/a 1,871 Ordinary 1,871 05/02/2026 n/a -20 Ordinary -20 05/02/2026 n/a -55 Ordinary -55 05/02/2026 n/a -9 Ordinary -9 05/02/2026 n/a -67 Ordinary -67 05/02/2026 n/a -13,958 Ordinary -13,958 05/02/2026 n/a -526 Ordinary -526 05/02/2026 n/a -65 Ordinary -65 05/02/2026 n/a -58 Ordinary -58 05/02/2026 n/a -106 Ordinary -106 05/02/2026 n/a -2,933 Ordinary -2,933 05/02/2026 n/a -41,383 Ordinary -41,383 05/02/2026 n/a -7,808 Ordinary -7,808 05/02/2026 n/a -109 Ordinary -109 05/02/2026 n/a -100 Ordinary -100 05/02/2026 n/a -214 Ordinary -214 05/02/2026 n/a -244 Ordinary -244 05/02/2026 n/a -1,029 Ordinary -1,029 05/02/2026 n/a -1,147 Ordinary -1,147 05/02/2026 n/a -50 Ordinary -50 05/02/2026 n/a -174 Ordinary -174 05/02/2026 n/a -10 Ordinary -10 05/02/2026 n/a 638 Ordinary 638 05/02/2026 n/a -589 Ordinary -589 05/02/2026 n/a -1,140 Ordinary -1,140 05/02/2026 n/a -37 Ordinary -37 05/02/2026 n/a -139 Ordinary -139 05/02/2026 n/a 299 Ordinary 299 05/02/2026 n/a -4 Ordinary -4 05/02/2026 n/a -171 Ordinary -171 05/02/2026 n/a -212 Ordinary -212 05/02/2026 n/a 1,037 Ordinary 1,037 05/02/2026 n/a -18 Ordinary -18 05/02/2026 n/a 28,607 Ordinary 28,607 05/02/2026 n/a -269 Ordinary -269 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received

604 Page 33 12-Feb-2026 05/02/2026 n/a -844 Ordinary -844 05/02/2026 n/a -2,713 Ordinary -2,713 05/02/2026 n/a 1,802 Ordinary 1,802 05/02/2026 n/a -3 Ordinary -3 05/02/2026 n/a -13 Ordinary -13 05/02/2026 n/a -16 Ordinary -16 05/02/2026 158.04 97 Ordinary 97 05/02/2026 157.13 21,905 Ordinary 21,905 05/02/2026 157.13 3,570 Ordinary 3,570 05/02/2026 157.13 1,360 Ordinary 1,360 05/02/2026 157.13 680 Ordinary 680 05/02/2026 158.04 -1,896 Ordinary -1,896 05/02/2026 n/a 34 Ordinary 34 05/02/2026 n/a -304 Ordinary -304 05/02/2026 n/a 4,388 Ordinary 4,388 05/02/2026 157.13 200 Ordinary 200 05/02/2026 157.13 172 Ordinary 172 06/02/2026 157.08 819 Ordinary 819 06/02/2026 157.08 -336 Ordinary -336 06/02/2026 n/a 43 Ordinary 43 06/02/2026 n/a -296 Ordinary -296 06/02/2026 n/a 20 Ordinary 20 06/02/2026 n/a -356 Ordinary -356 06/02/2026 n/a -4,876 Ordinary -4,876 06/02/2026 n/a 56 Ordinary 56 06/02/2026 n/a -841 Ordinary -841 06/02/2026 n/a 6 Ordinary 6 06/02/2026 n/a -517 Ordinary -517 06/02/2026 n/a 6,181 Ordinary 6,181 06/02/2026 n/a 4,413 Ordinary 4,413 06/02/2026 n/a 3 Ordinary 3 06/02/2026 n/a -59,772 Ordinary -59,772 06/02/2026 n/a 240,245 Ordinary 240,245 06/02/2026 n/a 229 Ordinary 229 06/02/2026 n/a 211 Ordinary 211 06/02/2026 n/a -1,065 Ordinary -1,065 06/02/2026 n/a -1,143 Ordinary -1,143 06/02/2026 n/a 2,165 Ordinary 2,165 06/02/2026 n/a 2,409 Ordinary 2,409 06/02/2026 n/a 105 Ordinary 105 06/02/2026 n/a -819 Ordinary -819 06/02/2026 n/a 20 Ordinary 20 06/02/2026 n/a -733 Ordinary -733 06/02/2026 n/a 1,240 Ordinary 1,240 06/02/2026 n/a -6,117 Ordinary -6,117 06/02/2026 n/a 77 Ordinary 77 06/02/2026 n/a -729 Ordinary -729 06/02/2026 n/a 3,086 Ordinary 3,086 06/02/2026 n/a 9 Ordinary 9 06/02/2026 n/a -880 Ordinary -880 06/02/2026 n/a 447 Ordinary 447 06/02/2026 n/a -7,698 Ordinary -7,698 06/02/2026 n/a -91 Ordinary -91 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in Transfer out Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received

604 Page 34 12-Feb-2026 06/02/2026 n/a 2,244 Ordinary 2,244 06/02/2026 n/a 6,487 Ordinary 6,487 06/02/2026 n/a -1,458 Ordinary -1,458 06/02/2026 n/a -4,883 Ordinary -4,883 06/02/2026 n/a 12,398 Ordinary 12,398 06/02/2026 n/a -2,497 Ordinary -2,497 06/02/2026 n/a -15 Ordinary -15 06/02/2026 n/a 27 Ordinary 27 06/02/2026 n/a -84 Ordinary -84 06/02/2026 157.08 -224 Ordinary -224 06/02/2026 157.08 -23,810 Ordinary -23,810 06/02/2026 157.08 10,384 Ordinary 10,384 06/02/2026 157.08 3,347 Ordinary 3,347 06/02/2026 157.59 -286 Ordinary -286 06/02/2026 n/a 300 Ordinary 300 06/02/2026 n/a -42,790 Ordinary -42,790 06/02/2026 n/a 101 Ordinary 101 06/02/2026 157.08 322 Ordinary 322 09/02/2026 160.37 326 Ordinary 326 09/02/2026 158.90 387 Ordinary 387 09/02/2026 161.09 -4,499 Ordinary -4,499 09/02/2026 160.37 -326 Ordinary -326 09/02/2026 160.37 -4 Ordinary -4 09/02/2026 160.37 -836 Ordinary -836 09/02/2026 n/a 4,496 Ordinary 4,496 09/02/2026 n/a 492 Ordinary 492 09/02/2026 n/a 1,926 Ordinary 1,926 09/02/2026 n/a 337 Ordinary 337 09/02/2026 n/a -2,418 Ordinary -2,418 09/02/2026 n/a -4,833 Ordinary -4,833 09/02/2026 n/a -47 Ordinary -47 09/02/2026 n/a -102 Ordinary -102 09/02/2026 n/a -22 Ordinary -22 09/02/2026 n/a -123 Ordinary -123 09/02/2026 n/a -130,991 Ordinary -130,991 09/02/2026 n/a -1 Ordinary -1 09/02/2026 n/a -196 Ordinary -196 09/02/2026 n/a -2 Ordinary -2 09/02/2026 n/a -96 Ordinary -96 09/02/2026 n/a -6,863 Ordinary -6,863 09/02/2026 n/a -1,041 Ordinary -1,041 09/02/2026 n/a -11,772 Ordinary -11,772 09/02/2026 n/a -255 Ordinary -255 09/02/2026 n/a -234 Ordinary -234 09/02/2026 n/a -372 Ordinary -372 09/02/2026 n/a -398 Ordinary -398 09/02/2026 n/a -2,403 Ordinary -2,403 09/02/2026 n/a -2,676 Ordinary -2,676 09/02/2026 n/a -3 Ordinary -3 09/02/2026 n/a -242,290 Ordinary -242,290 09/02/2026 n/a -117 Ordinary -117 09/02/2026 n/a -289 Ordinary -289 09/02/2026 n/a -23 Ordinary -23 09/02/2026 n/a -1,349 Ordinary -1,349 STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Collateral received Lend - for stock lend Collateral received Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received Transfer in Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 35 12-Feb-2026 09/02/2026 n/a -1,377 Ordinary -1,377 09/02/2026 n/a -2,101 Ordinary -2,101 09/02/2026 n/a -86 Ordinary -86 09/02/2026 n/a -253 Ordinary -253 09/02/2026 n/a -2,732 Ordinary -2,732 09/02/2026 n/a -10 Ordinary -10 09/02/2026 n/a -311 Ordinary -311 09/02/2026 n/a -497 Ordinary -497 09/02/2026 n/a -1,638 Ordinary -1,638 09/02/2026 n/a -16 Ordinary -16 09/02/2026 n/a -648 Ordinary -648 09/02/2026 n/a -289 Ordinary -289 09/02/2026 n/a -1,207 Ordinary -1,207 09/02/2026 n/a -1,426 Ordinary -1,426 09/02/2026 n/a 2,544 Ordinary 2,544 09/02/2026 n/a -5 Ordinary -5 09/02/2026 n/a -30 Ordinary -30 09/02/2026 n/a -29 Ordinary -29 09/02/2026 n/a -6,542 Ordinary -6,542 09/02/2026 161.09 -1,025 Ordinary -1,025 09/02/2026 n/a 362 Ordinary 362 09/02/2026 n/a 42,790 Ordinary 42,790 09/02/2026 n/a 1,332 Ordinary 1,332 09/02/2026 160.37 16 Ordinary 16 09/02/2026 160.37 230 Ordinary 230 09/02/2026 160.37 1,208 Ordinary 1,208 09/02/2026 160.37 492 Ordinary 492 10/02/2026 163.42 6,196 Ordinary 6,196 10/02/2026 163.42 -96 Ordinary -96 10/02/2026 162.59 336 Ordinary 336 10/02/2026 162.59 4,180 Ordinary 4,180 10/02/2026 163.86 274 Ordinary 274 10/02/2026 162.59 -1,750 Ordinary -1,750 10/02/2026 n/a -106,379 Ordinary -106,379 10/02/2026 n/a -113,570 Ordinary -113,570 10/02/2026 n/a -5,490 Ordinary -5,490 10/02/2026 n/a -219,743 Ordinary -219,743 10/02/2026 n/a -252,832 Ordinary -252,832 10/02/2026 n/a -9,600 Ordinary -9,600 10/02/2026 n/a -107,978 Ordinary -107,978 10/02/2026 n/a -10,269 Ordinary -10,269 10/02/2026 n/a -15,914 Ordinary -15,914 10/02/2026 n/a -750 Ordinary -750 10/02/2026 n/a -37,239 Ordinary -37,239 10/02/2026 n/a -43,587 Ordinary -43,587 10/02/2026 n/a -48,428 Ordinary -48,428 10/02/2026 n/a -199,114 Ordinary -199,114 10/02/2026 n/a -2,695 Ordinary -2,695 10/02/2026 n/a -687,844 Ordinary -687,844 10/02/2026 n/a -68,582 Ordinary -68,582 10/02/2026 n/a -5,438 Ordinary -5,438 10/02/2026 n/a -36,357 Ordinary -36,357 10/02/2026 n/a -11,995 Ordinary -11,995 Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer inSTATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend

604 Page 36 12-Feb-2026 10/02/2026 n/a -155,420 Ordinary -155,420 10/02/2026 n/a -80,725 Ordinary -80,725 10/02/2026 n/a -189,731 Ordinary -189,731 10/02/2026 n/a -5,532 Ordinary -5,532 10/02/2026 n/a -79,619 Ordinary -79,619 10/02/2026 n/a -123,934 Ordinary -123,934 10/02/2026 n/a -78,747 Ordinary -78,747 10/02/2026 n/a -97,669 Ordinary -97,669 10/02/2026 n/a -6,151 Ordinary -6,151 10/02/2026 n/a -3,878 Ordinary -3,878 10/02/2026 n/a -15,509 Ordinary -15,509 10/02/2026 n/a -134 Ordinary -134 10/02/2026 n/a -6,027 Ordinary -6,027 10/02/2026 n/a 20 Ordinary 20 10/02/2026 n/a -92,041 Ordinary -92,041 10/02/2026 n/a -2,397 Ordinary -2,397 10/02/2026 n/a -81 Ordinary -81 10/02/2026 n/a -1,332 Ordinary -1,332 10/02/2026 n/a -6,139 Ordinary -6,139 10/02/2026 n/a -754 Ordinary -754 10/02/2026 n/a 67 Ordinary 67 10/02/2026 n/a -19,727 Ordinary -19,727 10/02/2026 n/a -35,552 Ordinary -35,552 10/02/2026 n/a -224 Ordinary -224 10/02/2026 n/a -35,509 Ordinary -35,509 10/02/2026 n/a -4,754 Ordinary -4,754 10/02/2026 n/a -60,553 Ordinary -60,553 10/02/2026 n/a 61 Ordinary 61 10/02/2026 n/a 308 Ordinary 308 10/02/2026 n/a 164 Ordinary 164 10/02/2026 n/a 215 Ordinary 215 10/02/2026 n/a -728 Ordinary -728 10/02/2026 n/a -2 Ordinary -2 10/02/2026 n/a -5,405 Ordinary -5,405 10/02/2026 n/a -1 Ordinary -1 10/02/2026 n/a -6,564 Ordinary -6,564 10/02/2026 n/a -15,586 Ordinary -15,586 10/02/2026 n/a -9,473 Ordinary -9,473 10/02/2026 n/a -284 Ordinary -284 10/02/2026 n/a -736,081 Ordinary -736,081 10/02/2026 n/a -11 Ordinary -11 10/02/2026 n/a -10 Ordinary -10 10/02/2026 n/a -20,000 Ordinary -20,000 10/02/2026 n/a -21,786 Ordinary -21,786 10/02/2026 n/a -99 Ordinary -99 10/02/2026 n/a -111 Ordinary -111 10/02/2026 n/a -5 Ordinary -5 10/02/2026 n/a -15,774 Ordinary -15,774 10/02/2026 n/a -1 Ordinary -1 10/02/2026 n/a -57 Ordinary -57 10/02/2026 n/a -111,938 Ordinary -111,938 10/02/2026 n/a -4 Ordinary -4 10/02/2026 n/a -13,495 Ordinary -13,495 10/02/2026 n/a -16,462 Ordinary -16,462 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 37 12-Feb-2026 10/02/2026 n/a -21 Ordinary -21 10/02/2026 n/a -137,727 Ordinary -137,727 10/02/2026 n/a -1,669 Ordinary -1,669 10/02/2026 n/a -27,129 Ordinary -27,129 10/02/2026 n/a -86,202 Ordinary -86,202 10/02/2026 n/a -122,112 Ordinary -122,112 10/02/2026 n/a -262 Ordinary -262 10/02/2026 n/a -1 Ordinary -1 10/02/2026 n/a -1,552 Ordinary -1,552 10/02/2026 n/a 425 Ordinary 425 10/02/2026 n/a 4,338 Ordinary 4,338 10/02/2026 n/a 8 Ordinary 8 10/02/2026 n/a -2,941 Ordinary -2,941 10/02/2026 n/a 53 Ordinary 53 10/02/2026 n/a 29 Ordinary 29 10/02/2026 n/a 82 Ordinary 82 10/02/2026 n/a -76,663 Ordinary -76,663 10/02/2026 n/a 553 Ordinary 553 10/02/2026 n/a 153 Ordinary 153 10/02/2026 n/a 1,022 Ordinary 1,022 10/02/2026 n/a 63 Ordinary 63 10/02/2026 n/a 87,842 Ordinary 87,842 10/02/2026 n/a -2,097 Ordinary -2,097 10/02/2026 n/a -229 Ordinary -229 10/02/2026 n/a 10 Ordinary 10 10/02/2026 n/a -170,223 Ordinary -170,223 10/02/2026 n/a 2,130 Ordinary 2,130 10/02/2026 n/a 81 Ordinary 81 10/02/2026 n/a 11 Ordinary 11 10/02/2026 n/a 79 Ordinary 79 10/02/2026 n/a 6 Ordinary 6 10/02/2026 162.59 1,190 Ordinary 1,190 10/02/2026 n/a 307 Ordinary 307 10/02/2026 n/a -35,843 Ordinary -35,843 10/02/2026 n/a 1,069 Ordinary 1,069 10/02/2026 162.48 2,487 Ordinary 2,487 10/02/2026 162.59 161 Ordinary 161 10/02/2026 162.59 1,750 Ordinary 1,750 Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 38 12-Feb-2026 Annexure B This is Annexure B referred to in Form 604, Notice of change of interest of substantial holder 12/02/2026 Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must return securities collateral if the borrower returns the borrowed securities or equivalent securities) Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date. Securities collateral is returned on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and ownership is enforce; (2) Yes If yes, in what detail? (1) Only if the borrower defaults and ownership is enforced; Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were transferred, as indicated in Annexure A to this notice Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“title transfer”) over the securities as collateral to secure a securities loan. (See Part A of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Securities Lending Authorisation Agreement If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if instructed to by the borrower (2) As determined by the owner of the securities Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered by State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) No (2) Yes. (Borrower has the right to vote, but may on-lend securities) Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as lender of the securities under securities lending authorisation agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has lent the securities and retains relevant interest as per Part B of this Annexure.) Type of agreement: Securities Lending Authorisation Agreement/ Global Master Securities Lending Agreement/ Securities Loan Agreement. A pro forma copy of the agreement will be given if requested by the ASIC or the company or responsible entity to whom the prescribed report is given.

604 Page 39 12-Feb-2026 Annexure C This is Annexure C referred to in Form 604, Notice of change of interest of substantial holder 12/02/2026 If yes, in which circumstances? n/a Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Are there any restrictions on voting rights? (1) Yes, but only if the lender recalls the loan and exercises its right to become the registered holder (2) Yes (while registered holder) If yes, in what detail? (1) Only if the lender recalls the loan and exercises its right to become the registered holder (2) Borrower may exercise voting rights (while registered holder) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to the borrower are set out in Annexure A to this notice Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company lends the securities under securities lending agreement, and retains relevant interest through the right to recall the securities or equivalent securities. Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if the borrower is the registered holder. However the securities are on- lent by the borrower as per Part B of this Annexure (2) n/a Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) Yes (if the borrower is the registered holder. However the securities are on-lent by the borrower as per Part B of this Annexure) (2) No, not during term of securities loan Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as borrower of the securities under securities lending agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has on-lent the securities and retains relevant interest as per Part A of this Annexure.) Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement/Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given.

604 Page 40 12-Feb-2026 If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must release pledged securities if the borrower returns the borrowed securities or equivalent securities) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were pledged, as indicated in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled release date. Securities are released from pledge on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] No scheduled release date. Securities are released from pledge on termination of related securities loan or the provision of alternative collateral Holder of voting rights LENDER Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and pledge is enforced If yes, in what detail? (1) Only if the borrower defaults and pledge is enforced (2) In accordance with ordinary rights as registered holder, either directly or through nominee holder Part C: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“pledge”) over the securities as collateral to secure a securities loan. (See Part B of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Security Agreement: If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested.